



OMRON

File No. 82-1170
November 27, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: OMRON Corporation – 12g3-2(b) exemption

Dear Sirs:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Financial results for the First Quarter of the Fiscal Year ending March 31, 2007

2. Financial results for the Interim Period of the Fiscal Year ending March 31, 2007

If you have any further questions or requests for additional information please do not hesitate to contact Mr. H. Oishi at 011-813-3436-7170 (telephone) or 011-813-3436-7180(facsimile).

Very truly yours,

Omron Corporation

By
Name: Hiroshi Oishi
Title: General Manager
Investor Relations Department,
Finance and Investor Relations Headquarters

11/29



Summary of Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2007

July 27, 2006

Note: These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in the United States ("U.S. GAAP") except for Segment Information.

OMRON Corporation (6645)

Exchanges Listed:	Tokyo, Osaka, Nagoya Stock Exchanges, First Section
Principal Office:	Kyoto, Japan
Homepage:	http://www.omron.com
Representative:	Hisao Sakuta, President and CEO
Contact:	Masaki Haruta, General Manager, Corporate Planning Division, Accounting Department
Telephone:	+81-75-344-7070
U.S. GAAP accounting standard:	Adopted, except for segment information

1. Preparation of Summary of First Quarterly Results

Simplification of accounting methods:	Yes. Some simplified methods are applied in accounting standards for reserves, allowances, etc.	
Changes in consolidated accounting methods from the most recent fiscal year:	No	
Changes in scope of consolidation and application of equity method:	Yes	
Consolidation:	(New) 3 companies	(Eliminated) 0 companies
Equity Method:	(New) 0 companies	(Eliminated) 1 company

2. Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2007 (April 1, 2006 – June 30, 2006)

Note: All amounts are rounded to the nearest million yen.

(1) Sales and Income

Millions of Yen - Except Per Share Data and Percentages

	Three months ended June 30, 2006		Three months ended June 30, 2005		Year ended March 31, 2006
		Change		Change	
Net sales	155,414	12.2	138,474	(6.4)	626,782
Operating income	9,519	4.6	9,099	(40.2)	62,128
Income before income taxes	13,612	58.7	8,576	(43.1)	64,352
Net income	6,858	33.2	5,147	(46.4)	35,763
Net income per share (yen)	29.24		21.63		151.14
Net income per share, diluted (yen)	29.22		21.62		151.05

Note: Percentages for net sales, operating income, income before income taxes, and net income represent changes compared with the previous fiscal year.

(2) Consolidated Financial Position

	Millions of Yen - Except Per Share Data and Percentages		
	As of June 30, 2006	As of June 30, 2005	As of March 31, 2006
Total assets	556,851	570,334	589,061
Shareholders' equity	360,580	310,408	362,937
Shareholders' equity ratio (percentage)	64.8	54.4	61.6
Shareholders' equity per share (yen)	1,536.68	1,304.15	1,548.07

(3) Consolidated Cash Flows

	Millions of Yen - Except Per Share Data and Percentages		
	Three months ended June 30, 2006	Three months ended June 30, 2005	Year ended March 31, 2006
Net cash provided by operating activities	6,691	8,073	51,699
Net cash provided by (used in) investing activities	2,324	(11,560)	(43,020)
Net cash used in financing activities	(3,630)	(3,155)	(38,320)
Cash and cash equivalents at end of period	58,909	70,175	52,285

3. Projected Results for the Fiscal Year Ending March 31, 2007 (April 1, 2006 – March 31, 2007)

Projected results for the six months ending September 30, 2006 and the full year ending March 31, 2007 are unchanged from the projected results announced on April 26, 2006.

	Millions of Yen - Except per Share	
	Six Months Ending Sept. 30, 2006	Full Year Ending March 31, 2007
Net sales	320,000	700,000
Income before income taxes	22,000	65,000
Net income	12,500	37,500
Net income per share (yen)	53.27	159.81

Note: Please see page 7 of the attached materials regarding assumptions of the results projected above and cautionary statements concerning the use of these projections.

Summary of Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2007

1. Consolidated Results (U.S. GAAP)

(Millions of yen, %)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Year-on-year change	Year ending March 31, 2007 (projected)	Year ended March 31, 2006	Year-on-year change
Net sales	155,414	138,474	12.2%	700,000	626,782	11.7%
Operating income	9,519	9,099	4.6%	63,000	62,128	1.4%
[% of net sales]	[6.1%]	[6.6%]	[-0.5P]	[9.0%]	[9.9%]	[-0.9P]
Income before income taxes	13,612	8,576	58.7%	65,000	64,352	1.0%
[% of net sales]	[8.7%]	[6.2%]	[+2.5P]	[9.3%]	[10.3%]	[-1.0P]
Net income	6,858	5,147	33.2%	37,500	35,763	4.9%
Net income per share (basic) (¥)	29.24	21.63	+7.61	159.81	151.14	+8.67
Net income per share (diluted) (¥)	29.22	21.62	+7.60		151.05	
Return on equity				10.3%	10.7%	(-0.4P)
Total assets	556,851	570,334	(2.4)%		589,061	
Shareholders' equity	360,580	310,408	16.2%		362,937	
[Shareholders' equity ratio]	[64.8%]	[54.4%]	[+10.4P]		[61.6%]	
Shareholders' equity per share (¥)	1,536.68	1,304.15	+232.53		1,548.07	
Net cash provided by operating activities	6,691	8,073	(1,382)		51,699	
Net cash used in investing activities	2,324	(11,560)	13,884		(43,020)	
Net cash used in financing activities	(3,630)	(3,155)	(475)		(38,320)	
Cash and cash equivalents at end of period	58,909	70,175	(11,266)		52,285	

Notes:

1. The numerical figures in the quarterly financial results have not been reviewed by auditors.
2. The number of consolidated subsidiaries is 147, and the number of companies accounted for by the equity method is 16.
3. Figures for the year ended March 31, 2006 include transfer of substitutional portion of employees' pension fund totaling ¥11,915 million.
4. The three months ended June 30, 2006 and the projected results for the year ending March 31, 2007 include a gain of ¥10,141 million on the establishment of an employee retirement benefit trust and a loss of ¥5,915 million on the sale of land and buildings at the Tokyo Head Office.

1. Results of Operations and Financial Condition

General Overview

Looking at economic conditions during the first quarter (April–June 2006) of the Omron Group's fiscal year, the direction of the global economy remained difficult to predict, with continued high crude oil prices. However, the U.S. economy continued to be firm against the backdrop of solid capital investment. The European economy continued to improve, and export-led expansion also continued in the economies of Asia. In the Japanese economy, a steady recovery continued overall, due to factors including improved corporate earnings reflecting strong corporate performance, while improved employment and income conditions supported steady consumer spending.

In this economic environment, the Omron Group's net sales for the first quarter were ¥155,414 million (an increase of 12.2 percent compared with the same period of the previous year). Supported by brisk corporate capital investment, the Omron Group's factory automation control devices, consumer and commerce components for IT and digital-related products, and automotive electronic components performed well. As a result, net sales for the first quarter were higher than in the same period a year earlier. While making aggressive investments for future growth, the Omron Group proceeded with ongoing structure reforms to strengthen the profit structure of existing businesses, resulting in operating income of ¥9,519 million (an increase of 4.6 percent compared with the same period of the previous year). Income before income taxes was ¥13,612 million (an increase of 58.7 percent compared with the same period of the previous year) due to factors including a ¥10,141 million gain on the establishment of a retirement benefit trust and a ¥5,915 million loss on the sale of land and buildings of the Tokyo Head Office (Minato-ku, Tokyo). Net income for the first quarter was ¥6,858 million (an increase of 33.2 percent compared with the same period of the previous year).

Segment Information

Industrial Automation Business

In Japan, investment to improve quality and safety for the purpose of upgrading the functions of existing equipment was firm, and businesses such as the safety business, quality solutions business and application business, which are positioned as strategic growth businesses, achieved steady expansion in sales. In addition, sales of control devices for factory automation, the main product of this segment, surpassed the level of the first quarter of the previous year as solid capital investment

related to semiconductors and digital home appliances continued. Overseas, sales in North America were solid, with particular growth in oil- and gas-related businesses. In Europe, sales increased strongly, mainly due to growth in sales of inverters, servomotors, sensor devices and other products. In China, where high growth is expected, sales were firm as the Omron Group aggressively made investments such as strengthening its sales force and production capacity and introducing new products.

As a result, segment sales for the first quarter were ¥71,813 million (an increase of 11.1 percent compared with the same period of the previous year).

Electronic Components Business

In Japan, the semiconductor market was in a recovery trend, and sales related to FPD production equipment also expanded. As a result, the electronic components market was strong, and sales exceeded the level of the same period in the previous year. Overseas, amid improvement in general economic trends in the United States and Europe, sales of communications relays were firm, as investment in communication infrastructures expanded. Sales in Asia were solid as the mobile market and electronic components market continued to expand. Particularly in China, sales increased strongly with the launch of the large backlight business.

As a result, segment sales for the first quarter were ¥26,941 million (an increase of 19.3 percent compared with the same period of the previous year).

Automotive Electronic Components Business

Global automobile production volume was stable overall, while needs continued to increase for car electronics for automobile safety and environmental friendliness, and sales in this segment were firm. By geographic region, sales in Japan were near the same level as in the previous year, but increased strongly in the United States, and expanded steadily in Asia.

As a result, segment sales for the first quarter totaled ¥21,482 million (an increase of 22.9 percent compared with the same period of the previous year).

Social Systems Business

In the station management systems business, full-scale delivery in response to strong demand, including demand for equipment renewal and conversions to accommodate IC cards, is expected to begin in the second quarter, and sales in the first-quarter therefore declined in comparison to the same period in the previous year. In the public transportation systems and modules, traffic and road

management systems business, sales were also down from the first quarter of the previous year, due to factors including reduction of budgets for traffic safety facilities support projects. However, sales in the maintenance and services business increased compared with the same period of the previous year due to strong performance in the personal computer and server maintenance business.

As a result, segment sales for the first quarter were ¥13,932 million (a decrease of 10.6 percent compared with the same period of the previous year).

Healthcare Business

In Japan, blood pressure monitors, body composition monitors and digital pedometers performed well as health consciousness continued to rise around the world. Overseas, sales of blood pressure monitors, a core product, were weak in North America, but demand in Europe expanded, primarily for electronic blood pressure monitors, driven by the growth of emerging markets such as Russia and Eastern Europe. In Asia, sales declined in China due to intensifying competition, but sales grew steadily in Southeast Asia.

In addition to the above, the net sales of Colin Medical Technology Corporation (current name OMRON Colin Co., Ltd.), which became a consolidated subsidiary in June 2005, contributed to sales. As a result, segment sales for the first quarter were ¥15,057 million (an increase of 21.5 percent compared with the same period of the previous year).

Others

The Others segment primarily consists of the Business Development Group, which seeks out and develops new businesses and nurtures and strengthens businesses not covered by internal companies.

Among existing businesses, sales were robust in the computer peripheral business, centered on power sources. In the entertainment business, sales were solid due to a steady increase in the number of subscribers to mobile sites linked to photo-sticker vending machines. In growth businesses, sales of insulation monitoring devices sold well in the wireless sensing business, and demand increased for radio frequency identification (RFID) equipment, primarily in Japan.

Segment sales for the first quarter were ¥6,189 million (an increase of 6.8 percent compared with the same period of the previous year).

Financial Condition

Total assets decreased ¥32,210 million compared with the end of the previous fiscal year, to ¥556,851 million. Shareholders' equity decreased ¥2,357 million compared with the end of the previous fiscal year, to ¥360,580 million. As a result, the ratio of shareholders' equity to total assets increased from 61.6 percent at March 31, 2006 to 64.8 percent.

Net cash provided by operating activities was ¥6,691 million (a decrease of ¥1,382 million compared with the same period of the previous year), due to factors including the reporting of a gain on the establishment of a retirement benefit trust and an increase in inventories, despite the increase in net income. Net cash provided by investing activities totaled ¥2,324 million (an increase of ¥13,884 million from the same period of the previous year), reflecting the effect of business acquisitions in the previous fiscal year. While Omron made investments for the future, it sold the land and buildings of the Tokyo Head Office. Net cash used in financing activities was ¥3,630 million (an increase of ¥475 million from the same period of the previous year). The principal use of cash was payment of cash dividends.

As a result, cash and cash equivalents at the end of the first quarter totaled ¥58,909 million, an increase of ¥6,624 million from the end of the previous fiscal year.

Outlook for the Year Ending March 31, 2007

In the second quarter and beyond, Omron assumes that moderate economic growth will continue. Although the economic outlook continues to provide no reason for optimism regarding high crude oil prices, rising raw material prices, currency exchange fluctuations and other factors, steady consumer spending and solid corporate capital investment can be expected.

In these conditions, the Omron Group's net sales for the first quarter were higher than in the same period of the previous year, in line with the initial forecast, and sales are expected to continue according to the initial forecast in the second quarter and beyond. Income is also expected to be in line with the initial forecast, as the Omron Group will continue working to promote ongoing structural reforms toward "accelerating growth while securing profit increase," the policy for this fiscal year.

No changes have been made to the projections of results for the interim period and full fiscal year announced on April 26, 2006. The projected results for the interim period and the full fiscal year

assume exchange rates of ¥110 to US$1 and ¥135 to 1 EURO during the second quarter and thereafter.

Projections of results and future developments are based on information available to the Company at the present time, as well as certain assumptions judged by the Company to be reasonable. Various factors could cause actual results to differ materially from these projections. Major factors influencing Omron's actual results include, but are not limited to, (i) the economic conditions surrounding the Company's businesses in Japan and overseas, (ii) demand trends for the Company's products and services, (iii) the ability of the Omron Group to develop new technologies and new products, (iv) major changes in the fund-raising environment, (v) tie-ups or cooperative relationships with other companies, and (vi) movements in currency exchange rates and stock market.

2. Consolidated Financial Statements

Consolidated Statements of Operations

(Millions of yen)

	Three months ended June 30, 2006		Three months ended June 30, 2005		Increase (decrease)
Net sales	155,414	100.0%	138,474	100.0%	16,940
Cost of sales	94,442	60.8	82,538	59.6	11,904
Gross profit	60,972	39.2	55,936	40.4	5,036
Selling, general and administrative expenses	39,936	25.7	35,312	25.5	4,624
Research and development expenses	11,517	7.4	11,525	8.3	(8)
Operating income	9,519	6.1	9,099	6.6	420
Foreign exchange gain, net	447	0.3	285	0.2	162
Other expenses (income), net	(4,540)	(2.9)	238	0.2	(4,778)
Income before income taxes and minority interests and cumulative effect of accounting change	13,612	8.7	8,576	6.2	5,036
Income taxes	6,445	4.1	3,446	2.5	2,999
Equity in loss of affiliates	176	0.1	—	—	176
Minority interests	133	0.1	(17)	(0.0)	150
Net income	6,858	4.4	5,147	3.7	1,711

Notes:

1. Comprehensive income (loss) in addition to other comprehensive income in net income is as follows:
   Three months ended June 30, 2006: ¥(2,836 million)
   Three months ended June 30, 2005: ¥4,606 million
   Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments, unrealized gain or loss on available-for-sale securities, and unrealized gain or loss on derivatives.

2. Change in Method of Presentation
   Equity in loss of affiliates, which was previously included in other expenses (income), net, is stated directly before minority interests as of the first quarter of the year ending March 31, 2007. Equity in loss of affiliates included in other expenses (income) for the three months ended June 30, 2005 was ¥1,157 million.

3. Other expenses (income), net for the three months ended June 30, 2006 includes a ¥10,141 million gain on establishment of an employee retirement benefit trust and a ¥5,915 million loss on the sale of land and buildings of the Tokyo Head Office.

(Attachment)

Consolidated Balance Sheets

(Millions of yen)

	As of June 30, 2006		As of June 30, 2005		As of March 31, 2006		Change (June 30, 2006 – March 31, 2006)
ASSETS							
Current Assets:	292,715	52.6%	277,915	48.8%	292,313	49.6%	402
Cash and cash equivalents	58,909		70,175		52,285		6,624
Notes and accounts receivable - trade	117,017		106,891		136,348		(19,331)
Inventories	87,433		70,311		74,958		12,475
Other current assets	29,356		30,538		28,722		634
Property, plant and equipment:	150,827	27.1	155,291	27.2	167,617	28.5	(16,790)
Investments and Other Assets:	113,309	20.3	137,128	24.0	129,131	21.9	(15,822)
Investments in and advances to associates	16,769		16,201		16,135		634
Investment securities	42,706		48,573		62,477		(19,771)
Other	53,834		72,354		50,519		3,315
Total Assets	556,851	100.0%	570,334	100.0%	589,061	100.0%	(32,210)

	As of June 30, 2006		As of June 30, 2005		As of March 31, 2006		Change (June 30, 2006 – March 31, 2006)
LIABILITIES							
Current Liabilities:	138,269	24.8	146,429	25.7	155,660	26.4	(17,391)
Bank loans and current portion of long-term debt	2,864		24,485		2,764		100
Notes and accounts payable - trade	82,738		66,325		85,224		(2,486)
Other current liabilities	52,667		55,619		67,672		(15,005)
Long-Term Debt	1,182	0.2	2,120	0.4	1,049	0.2	133
Other Long-Term Liabilities	55,664	10.0	109,893	19.2	68,290	11.6	(12,626)
Minority Interests in Subsidiaries	1,156	0.2	1,484	0.3	1,125	0.2	31
Total Liabilities	196,271	35.2	259,926	45.6	226,124	38.4	(29,853)
SHAREHOLDERS' EQUITY							
Common stock	64,100	11.5	64,100	11.2	64,100	10.9	—
Additional paid-in capital	98,752	17.7	98,726	17.3	98,724	16.7	28
Legal reserve	8,094	1.5	7,854	1.4	8,082	1.4	12
Retained earnings	234,636	42.1	204,492	35.9	227,791	38.7	6,845
Accumulated other comprehensive loss	(12,665)	(2.2)	(41,550)	(7.3)	(2,971)	(0.5)	(9,694)
Treasury stock	(32,337)	(5.8)	(23,214)	(4.1)	(32,789)	(5.6)	452
Total Shareholders' Equity	360,580	64.8	310,408	54.4	362,937	61.6	(2,357)
Total Liabilities and Shareholders' Equity	556,851	100.0%	570,334	100.0%	589,061	100.0%	(32,210)

(Attachment)

Consolidated Statements of Cash Flows

(Millions of yen)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Increase (Decrease)
I Operating Activities:			
1. Net income	6,858	5,147	1,711
2. Adjustments to reconcile net income to net cash provided by operating activities:			
(1) Depreciation and amortization	7,928	7,461	
(2) Loss on impairment of investment securities and other assets	—	201	
(3) Gain on establishment of employee retirement benefit trust	(10,141)	—	
(4) Decrease in notes and accounts receivable — trade	20,177	16,849	
(5) Increase in inventories	(12,499)	(416)	
(6) Decrease in notes and accounts payable — trade	(3,070)	(10,643)	
(7) Other, net	(2,562)	(10,526)	
Total adjustments	(167)	2,926	(3,093)
Net cash provided by operating activities	6,691	8,073	(1,382)
II Investing Activities:			
1. Capital expenditures	(8,739)	(5,906)	(2,833)
2. Net proceeds from sales and acquisition of business entities	3	(8,451)	8,454
3. Other, net	11,060	2,797	8,263
Net cash provided by (used in) investing activities	2,324	(11,560)	13,884
III Financing Activities:			
1. Increase in interest-bearing liabilities	137	213	(76)
2. Dividends paid by the company	(4,230)	(3,361)	(869)
3. Acquisition of treasury stock	(14)	(8)	(6)
4. Disposal of treasury stock	2	1	1
5. Exercise of stock options	475	—	475
Net cash used in financing activities	(3,630)	(3,155)	(475)
IV Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,239	(3,802)	5,041
Net Increase (Decrease) in Cash and Cash Equivalents	6,624	(10,444)	17,068
Cash and Cash Equivalents at Beginning of the Period	52,285	80,619	(28,334)
Cash and Cash Equivalents at End of the Period	58,909	70,175	(11,266)

(Attachment)

3. Segment Information

1. Business Segment Information

Three months ended June 30, 2006 (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Automotive Electronic Components Business	Social Systems Business	Healthcare Business	Others	Total	Eliminations & Corporate	Consolidated
Net sales:									
(1) Sales to outside customers	71,813	26,941	21,482	13,932	15,057	6,189	155,414	—	155,414
(2) Intersegment sales and transfers	1,760	5,338	425	2,780	118	8,633	19,054	(19,054)	—
Total	73,573	32,279	21,907	16,712	15,175	14,822	174,468	(19,054)	155,414
Operating expenses	62,270	29,636	22,686	18,462	13,382	14,514	160,950	(15,055)	145,895
Operating income (loss)	11,303	2,643	(779)	(1,750)	1,793	308	13,518	(3,999)	9,519

Three months ended June 30, 2005 (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Automotive Electronic Components Business	Social Systems Business	Healthcare Business	Others	Total	Eliminations & Corporate	Consolidated
Net sales:									
(1) Sales to outside customers	64,642	22,589	17,474	15,579	12,396	5,794	138,474	—	138,474
(2) Intersegment sales and transfers	2,210	4,976	629	2,564	18	9,144	19,541	(19,541)	—
Total	66,852	27,565	18,103	18,143	12,414	14,938	158,015	(19,541)	138,474
Operating expenses	56,153	25,262	18,036	20,002	10,867	14,381	144,701	(15,326)	129,375
Operating income (loss)	10,699	2,303	67	(1,859)	1,547	557	13,314	(4,215)	9,099

Notes: 1. The "Social Systems Business" includes the Social Systems Solutions and Service Business Company and others.
2. "Others" includes the Business Development Group and other divisions.

(Attachment)

2. Geographical Segment Information

Three months ended June 30, 2006 (Millions of yen)

	Japan	North America	Europe	Greater China	South-east Asia	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	85,188	21,984	27,696	11,318	9,228	155;414	—	155,414
(2) Intersegment sales and transfers	27,677	97	277	8,129	2,341	38,521	(38,521)	—
Total	112,865	22,081	27,973	19,447	11,569	193,935	(38,521)	155,414
Operating expenses	102,218	22,213	25,433	19,640	10,831	180,335	(34,440)	145,895
Operating income (loss)	10,647	(132)	2,540	(193)	738	13,600	(4,081)	9,519

Three months ended June 30, 2005 (Millions of yen)

	Japan	North America	Europe	Greater China	South-east Asia	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	80,407	16,296	24,124	9,308	8,339	138,474	—	138,474
(2) Intersegment sales and transfers	20,529	40	242	6,869	1,893	29,573	(29,573)	—
Total	100,936	16,336	24,366	16,177	10,232	168,047	(29,573)	138,474
Operating expenses	91,528	16,094	22,332	15,887	9,343	155,184	(25,809)	129,375
Operating income	9,408	242	2,034	290	889	12,863	(3,764)	9,099

4. Breakdown of Sales

Net sales by consolidated business segment

(Millions of yen)

	Three months ended June 30, 2006		Three months ended June 30, 2005		Year-on-year change (%)
Industrial Automation Business	71,813	46.2%	64,642	46.7%	11.1%
Electronic Components Business	26,941	17.3	22,589	16.3	19.3
Automotive Electronic Components Business	21,482	13.8	17,474	12.6	22.9
Social Systems Business	13,932	9.0	15,579	11.2	(10.6)
Healthcare Business	15,057	9.7	12,396	9.0	21.5
Other	6,189	4.0	5,794	4.2	6.8
Total	155,414	100.0%	138,474	100.0%	12.2%

Note: The "Social Systems Business" includes the Social Systems Solutions and Service Business Company and others.

OMRON
Sensing tomorrow™

Financial Results for the 1st Half Ended September 30, 2006

October 31, 2006
OMRON Corporation

OMRON Corporation Investor Relations

OMRON
Sensing tomorrow™

Contents

Notes:

1. Quarterly financial information is not audited or reviewed by an auditing corporation.
2. The financial statements are prepared in accordance with U.S. GAAP.
3. Includes 159 consolidated subsidiaries and 22 affiliated companies accounted for by the equity method.
4. Projections of results and future developments are based on information available to the Company at the present time, as well as certain assumptions judged by the Company to be reasonable. Various factors could cause actual results to differ materially from these projections. Major factors influencing Omron's actual results include, but are not limited to, (i) the economic conditions surrounding the Company's businesses in Japan and overseas, (ii) demand trends for the Company's products and services, (iii) the ability of the Omron Group to develop new technologies and new products, (iv) major changes in the fund-raising environment, (v) tie-ups or cooperative relationships with other companies, and (vi) movements in currency exchange rates and stock markets.



Main Business Areas

OMRON
Sensing tomorrow™

Industrial Automation	
IAB	: Sensing Devices, Control Devices, Safety Devices, Inspection Systems, etc.
Electronic components	
ECB	: Relays, Switches; Connectors, Micro Lens Arrays, Backlights for LCD, Optical Communications Devices, etc.
Automotive Electronics	
AEC	: Keyless Entry System, Power Window Switches, Automotive relays Components, Laser Radars, TPMS etc.
Social Systems	
SSB	: Passenger Gates, Ticket Vending Machines, Road Management System, Security Management Systems, Face Recognition Systems, etc.
Healthcare Equipment	
HCB	: Digital Blood Pressure Monitors, Body Composition Analyzers Nebulizer, etc.
Others	
Others	: Personal Computer Peripherals, RFID Systems, Commercial Game Machines, etc.


HCB
9%
Othera
4%
SSB
10%
Net sales 329.8 billion yen
IAB
45%
AEC
13%
ECB
19%
Results for the 1H FY2006



1. Executive Summary

Executive Summary

OMRON
Sensing tomorrow™

The Year ending March 2007 is the final milestone toward achieving 2nd phase objectives of Grand Design 2010
"Accelerating growth while securing profit increase advancing toward FY07 targets by front-loading growth"

1st Half Results and Key Points

■ **Net sales, operating income and NIBT all exceeded first-half targets**

Consolidated	Result	vs. same period in prev. year	vs. original target	
Net sales	¥329.8 billion	115.6%	103.1%	
Operating income	¥24.0 billion	76.9%	120.2%	(Operating margin 7.3%)
NIBT	¥29.9 billion	94.1%	135.9%	(NIBT margin 9.1%)
Net income	¥14.8 billion	88.4%	118.3%	(NI margin 4.5%)

(1) Net sales : 16% year-on-year increase, mainly due to strong sales of electronic components (ECB), exchange gains and sales increase from M&A

(2) Operating income : 23% year-on-year decrease; but 24% increase excluding ¥11.9 billion gain on return of substitutional portion of pension fund in previous year.
20% increase over target mainly due to foreign exchange gains, deferral of SG&A and R&D expenses to second half

(3) NIBT: 36% increase over target due to operating income plus non-operating income from factors including gain on establishment of retirement benefit trust

(4) Business summary: Sales were strong, but AEC continued to face difficult profit conditions from first quarter

Full-Year Forecasts and Key Points

■ **Net sales revised upward due to net increase from M&A and effect of exchange rates**

Operating income projected to be in line with original target due to risk of higher raw material prices and expected increase in SG&A expenses

Consolidated	Year ending March 31, 2007	vs. same period in prev. year	
Net sales	¥740.0 billion	118.1%	
Operating income	¥63.0 billion	101.4%	(Operating margin 8.5%)
NIBT	¥65.0 billion	101.0%	(NIBT margin 8.8%)
Net income	¥37.5 billion	104.9%	(NI margin 5.1%)

*Assumption: The PL influence of the announced two M&A is included.

2. Results for the 1st Half Ended September 30, 2006



Consolidated Statements of Income

OMRON
Sensing tomorrow™

Sales: ¥329.8b ; Operating margin : 7.3%
Net sales exceeded target
Operating income increased 20% year-on-year due to foreign exchange gains and deferral of SG&A and R&D expenses

(billion yen)

P/L	FY2005 1H Actual(1)	FY2006 1H Actual(2)	Change From last year (2)/(1)	FY2006 1H Original target(3)	Change From Original target (2)/(3)
Net sales	285.4	329.8	115.6%	320.0	103.1%
Gross profit	117.2	128.1	109.3%	129.5	98.9%
SG&A expense	73.2	80.0	109.3%	81.5	98.1%
R&D expense	24.7	24.1	97.5%	28.0	86.0%
'Daiko-henjyo'	11.9	-		-	
Operating income	31.3	24.0	76.9%	20.0	120.2%
NIBT	31.8	29.9	94.1%	22.0	135.9%
NIAT	16.7	14.8	88.4%	12.5	118.3%

(yen)

	FY2005 1H Actual(1)	FY2006 1H Actual(2)	Change From last year	FY2006 1H Original target(3)	Change From Original target
USD	109.9	115.6	5.7	110.0	5.6
EUR	136.2	146.2	10.0	135.0	11.2

Breakdown of Sales by Region and Business

OMRON Sensing tomorrow™

Sales results were basically as planned in Japan and overseas
By segment, sales of ECB remained strong

(billion yen)

Japan/Overseas	FY2005 1H Actual(1)	FY2006 1H Actual(2)	Change From last year (2)/(1)	FY2006 1H Original target(3)	Change From Original target (2)/(3)
Japan	160.6	171.1	106.5%	169.5	101.0%
Overseas*	124.8	158.7	127.2%	150.5	105.5%
Total	285.4	329.8	115.6%	320.0	103.1%

* Overseas includes direct exports

By business	(1)	(2)	(2)/(1)	Original target(3)	(2)/(3)
IAB	130.3	146.9	112.8%	147.0	99.9%
ECB	45.9	62.1	135.2%	53.0	117.1%
AEC	35.1	42.8	121.7%	42.5	100.6%
SSB	34.0	34.3	101.1%	36.5	94.1%
HCB	27.6	30.6	111.2%	31.0	98.8%
Others	12.5	13.1	105.2%	10.0	131.5%
Total	285.4	329.8	115.6%	320.0	103.1%

Breakdown of Operating Income

OMRON
Sensing tomorrow™

Generally exceeded original targets (except for AEC)

(billion yen)

By Business	FY2005 1H Actual(1)	FY2006 1H Actual(2)	Change From last year (2)/(1)	FY2006 1H Original target(3)	Change From Original target (2)/(3)
IAB	20.4	22.5	110.1%	22.6	99.6%
ECB	5.3	6.7	125.5%	5.3	126.7%
AEC	-0.8	-2.0	–	0.3	–
SSB	-2.4	-0.9	–	-2.5	–
HCB	3.1	3.7	120.8%	3.0	123.4%
Others andHQ Cost/Elimination	-6.3	-6.0		-8.7	
'Daiko-henjyo'	11.9	–	–	–	–
Total	31.3	24.0	76.8%	20.0	120.2%

Breakdown of Changes in Operating Income (comparison to previous year)

OMRON
Sensing tomorrow™

Operational Income increased (excluding the transfer of the substitutional portion of the employees' pension fund in FY2005 'Daiko henjyo') due to net increase of sales and foreign exchange gains, despite increase in SG&A expenses related to investment for growth


(billion yen)
31.3
'Daiko henjyo'
-11.9
Sales increase and Product mix
+16.5
Exchange profit
+3.1
Raw material
-2.8
Increase in manufacturing fixed cost (Incl. exch. loss -0.6)
-5.9
Exchange loss in SG&A expenses
-2.0
Increase in SG&A expenses
-4.8
Decrease in R&D expenses
+0.6
24.0
Change in gross profit
+10.9b
Change in operating income
-7.3 b
(Effect of exchange in operational income: +1.1b)
1H/ 2005 Actual
1H/2006 Actual

1H/FY2006

Breakdown of Changes in Operating Income (comparison to original target)

OMRON
Sensing tomorrow™

Operating income exceeded original target due to decreased SG&A and R&D expenses and exchange gains that covered increase in raw material expenses



(billion yen)
Product mix
-0.5
Exchange profit
+3.1
Raw material
-1.8
Increase in manufacturing fixed cost (Incl. exch. loss -0.7)
-2.2
-2.1
Exchange loss in SG&A expenses
Decrease in SG&A expenses
+3.6
Decrease in R&D expenses
+3.9
20.0
24.0
Change in gross profit
-1.4 b
Change in operating income
+4.0 b
(Effect of exchange in operational income: +1.0b)
1H/2006 Target
1H/2006 Actual

IAB (Industrial Automation Business)

OMRON
Sensing tomorrow™

Sales : ¥146.9b ; Operating margin : 15.3%
Sales in Japan were firm but fell short of first-half original target.
Overseas sales remained solid.

(billion yen)

IAB	FY2005 1H Actual(1)	FY2006 1H Actual(2)	Change From last year (2)/(1)	FY2006 1H Original target(3)	Change From Original target (2)/(3)
Japan	65.2	68.8	105.5%	70.0	98.2%
Overseas	65.1	78.1	120.1%	77.0	101.5%
North Americ	11.4	15.6	137.1%	14.5	107.9%
Europe	33.2	38.3	115.5%	35.5	107.9%
Asia	6.2	6.9	111.3%	7.0	98.0%
China	12.1	14.3	118.5%	17.0	84.2%
Export	2.2	3.0	133.2%	3.0	99.7%
Total	130.3	146.9	112.8%	147.0	99.9%

Operating income	20.4	22.5	110.1%	22.6	99.6%
Operating income ratio	15.7%	15.3%		15.4%	

Sales by region

China 10%
Export 2%
Asia 5%
Japan 46%
Europe 26%
North America 11%

ECB (Electronic Components Business)

OMRON
Sensing tomorrow™

Sales : ¥62.1 b ; Operating margin : 10.8%
Sales of large LCD backlights, relays, connectors etc. were solid.
Sales increase of China and Export were mainly due to M&A.

(billion yen)

ECB	FY2005 1H Actual(1)	FY2006 1H Actual(2)	Change From last year (2)/(1)	FY2006 1H Original target(3)	Change From Original target (2)/(3)
Japan	22.3	27.0	120.6%	25.0	107.8%
Overseas	23.6	35.1	149.0%	28.0	125.4%
North America	4.7	5.5	117.6%	5.5	100.3%
Europe	6.1	5.7	94.6%	5.2	110.1%
Asia	2.9	3.9	134.7%	3.4	114.6%
China	6.1	12.6	205.8%	9.8	128.4%
Export	3.8	7.4	193.4%	4.1	180.3%
Total	45.9	62.1	135.2%	53.0	117.1%
Operating income	5.3	6.7	125.5%	5.3	126.7%
Operating income ratio	11.6%	10.8%		10.0%	

Sales by region

Export 12%
China 20%
Asia 6%
Europe 9%
North America 9%
Japan 44%

AEC (Automotive Electronic Components Business)

Sales ¥42.8b; Operating income was negative due to steep rise of raw material prices and continued delays in productivity improvement in North America.

(billion yen)

AEC	FY2005 1H Actual(1)	FY2006 1H Actual(2)	Change From last year (2)/(1)	FY2006 1H Original target(3)	Change From Original target (2)/(3)
Japan	13.0	13.1	100.3%	13.2	98.9%
Overseas	22.1	29.7	134.3%	29.3	101.3%
North Americ	12.5	17.7	141.5%	16.7	105.7%
Europe	3.0	4.5	148.6%	4.5	100.1%
Asia	6.6	7.1	107.5%	7.8	90.6%
China	0.0	0.5	-	0.3	151.3%
Export	0.0	0.0	30.4%	0.0	-
Total	35.1	42.8	121.7%	42.5	100.6%

Operating income	-0.8	-2.0	-	0.3	-
Operating income ratic	-	-		0.7%	

Sales by region


Export 0%
China 1%
Asia 17%
Japan 31%
Europe 11%
North America 40%

SSB (Social Systems Business)

**Sales (¥34.3b) fell short of target due to delays to the second half.
Operating income exceeded target due to effect of structural reforms.**

(billion yen)

SSB	FY2005 1H Actual(1)	FY2006 1H Actual(2)	Change From last year (2)/(1)	FY2006 1H Original target(3)	Change From Original target (2)/(3)
Japan	33.4	33.2	99.4%	34.9	95.2%
Overseas	0.6	1.1	205.6%	1.6	71.4%
North America	0.1	0.1	153.8%	0.2	71.5%
Europe	0.0	0.0	-	0.0	-
Asia	0.0	0.0	-	0.0	-
China	0.0	0.0	0.0%	0.0	-
Export	0.5	1.0	216.9%	1.4	71.4%
Total	34.0	34.3	101.1%	36.5	94.1%
Operating income	-2.4	-0.9	-	-2.5	-
Operating income ratio	-	-		-	

Sales by region


Export
3%
Japan
97%

HCB (Healthcare Business)

OMRON
Sensing tomorrow™

Sales : ¥30.6b ; Operating margin : 12.1%
Japan sales were basically on target.
Overseas sales were solid due to sales growth in Europe.

(billion yen)

HCB	FY2005 1H Actual(1)	FY2006 1H Actual(2)	Change From last year (2)/(1)	FY2006 1H Original target(3)	Change From Original target (2)/(3)
Japan	14.3	16.0	112.3%	16.4	97.6%
Overseas	13.3	14.6	109.9%	14.6	100.1%
North Americ	6.8	6.6	97.1%	7.3	89.8%
Europe	4.2	5.7	135.6%	4.5	126.2%
Asia	0.8	0.8	91.5%	0.7	110.6%
China	1.4	1.5	105.5%	1.9	78.4%
Export	0.1	0.1	126.3%	0.2	60.0%
Total	27.6	30.6	111.2%	31.0	98.8%

Operating income	3.1	3.7	120.8%	3.0	123.4%
Operating income ratio	11.1%	12.1%		9.7%	

Sales by region



Asia 3%
China 5%
Export 0%
Europe 19%
Japan 52%
North America 21%

Consolidated Balance Sheet


omron
Sensing tomorrow™

Total assets increased due to increase in receivables and increase in inventories from acquisitions.
Increase in short-term debt was related to M&A

(billion yen)

B/S	Sep. 2005	March 2006	Sep. 2006
Total Assets	548.3	589.1	610.4
Cash and cash equivalents	55.6	52.3	46.6
Notes and accounts receivable - trade	106.3	136.3	147.1
Inventories	77.7	75.0	100.1
Other current assets	26.2	28.8	31.5
Net Property, Plant and Equipment	159.2	167.6	158.8
Investments and Other Assets	123.3	129.1	126.3
Total Liabilities	194.2	226.2	253.1
Bank Loans / Current portion of L/T debt	2.0	2.8	30.2
Long-term debt	1.2	1.0	1.8
Accrued retirement benefit for employees	59.3	67.0	54.8
Other liabilities	131.7	155.4	166.3
Shareholders' Equity	354.1	362.9	357.3

Consolidated Statements of Cash Flows

OMRON
Sensing tomorrow™

Net cash used in investing activities was ¥26.6b, due to the investment for the future, despite the sales of the land and buildings of the Tokyo Head Office.

(billion yen)

C/F	FY2005 1H	FY2006 1H	FY2005
Net cash provided by operating activities	23.3	10.9	51.7
Net cash provided by (used in) investing activities	-22.7	-26.6	-43.0
Free cash flow	0.6	-15.7	8.7
Net cash used in financing activities	-26.4	9.0	-38.3
Effect of exchange rate changes	0.8	1.0	1.3
Net increase (decrease)	-25.0	-5.7	-28.3
Cash and cash equivalents at end of the period	55.6	46.6	52.3

Current Condition of AEC and Profit Improvement Action Plan (1)

Current Condition

Continued losses due to delayed productivity improvements in North America and rising raw material costs

Operating Income Trend


(¥ billion)
2
1.5
1
0.5
0
-0.5
-1
-1.5
Actual
Projection
04/3 1Q
04/3 2Q
04/3 3Q
04/3 4Q
05/3 1Q
05/3 2Q
05/3 3Q
05/3 4Q
06/3 1Q
06/3 2Q
06/3 3Q
06/3 4Q
07/3 1Q
07/3 2Q
07/3 3Q
07/3 4Q
Target
Actual
Projection
3Q Projection: Break even
4Q Projection: Turn a profit
Higher costs due to development problems in North America
Rising raw material costs, declining productivity in North America

Main factors eroding profits

07/3 1H break down of profit deterioration

Operational Income (1H: ¥billion)

Target	Actual	Difference
0.3	-2.0	-2.3

<Decrease of Added value>

- Rising raw material costs, cost reductions still in progress, sales in U.S. and Korea decreased ¥1.2 billion (local currency basis) approx. 1.2 b (Raw material impact approx. 0.8 b)

<Increase of manufacturing fixed costs>

- Delay in productivity improvements, increased personnel expenses (overtime costs) in N.A. approx. 0.5 b
- Appreciation of Canadian dollar approx. 0.2 b
- Others approx. 0.4 b

Current Condition of AEC and Profit Improvement Action Plan (2)

Action Plan

Aim to narrow losses for the fiscal year with further cost cutting and improvement in AEC, sweeping reforms and profit improvement program throughout the Omron Group

What led to the current situation?

Changes in external environment

- Rise in Can$ (vs.US$)
- Rising material costs (copper, silver)
- Increased investment in new growth areas
- Increasing competition for existing products

Internal issues

- Delayed productivity improvement in North America
- Rising material prices (copper) eroding profitability of relays
- Insufficient mgt strength to meet increase in global bases

FY2006 's emergency action

AEC

- ① Cost reduction in accordance with VE/VE
- ② Raise in price
- ③ Production shift from North America to other regions
- ④ Productivity improvement

OMURON Corp

- ⑤ Project to reestablish solid profitability base for relays
- ⑥ Operational process restructuring from local to optimum production site
- ⑦ Reform to realize product life-cycle management

■**Profit improvement of N.A. operations → Despatch improvement teams centered on top management and create management organization**

Operating income outlook : Break even in 3Q, turn a profit in 4Q, and narrow losses for the fiscal year

OMRON
Sensing tomorrow™

3. Forecast for the Full Year Ending March 31, 2007



FY2006

Forecast of Consolidated Statements of Operations

OMRON Sensing tomorrow™

Net sales revised upward.
Operating income unchanged from original budget.

(billion yen)

	FY2005 Actual	FY2006 Forcasts	YOY Change %	FY2006 Original target	Change from Original target %
Net sales	626.8	740.0	118.1%	700.0	105.7%
Gross profit	253.4	286.0	112.9%	282.0	101.4%
SG&A	152.7	171.0	112.0%	163.5	104.6%
R&D	50.5	52.0	103.0%	55.5	93.7%
'Daikohenjyo'	11.9	-	-	-	
Operating income	62.1	63.0	101.4%	63.0	100.0%
NIBT	64.4	65.0	101.0%	65.0	100.0%
NIAT	35.8	37.5	104.9%	37.5	100.0%

<Currency Rate>

(yen)

USD	113.4	115.3	1.9	110.0	5.3
EUR	138.2	145.6	7.4	135.0	10.6

*Assumption: The PL influence of the announced two M&A are t included.

FY2006

Breakdown of Sales by Segment (full year)

OMRON
Sensing tomorrow™

Sales increase of ¥40b is mainly due to M&A and exchange rate change. Japan/Overseas, and each business segment exceed original targets.

(billion yen)

Japan/Overseas	FY2005 Actual(1)	FY2006 Estimate(2)	Change From last year (2)/(1)	FY2006 Original target(3)	Change From Original target (2)/(3)
Japan	354.9	388.0	109.3%	376.5	103.1%
Overseas*	271.9	352.0	129.5%	323.5	108.8%
Total	626.8	740.0	118.1%	700.0	105.7%
*Direct export is included in Overseas amount.					
By business	(1)	(2)	(2)/(1)	Original target(3)	(2)/(3)
IAB	272.7	307.5	112.8%	298.0	103.2%
ECB	97.7	145.5	148.9%	121.5	119.8%
AEC	77.6	92.5	119.2%	91.0	101.6%
SSB	91.8	102.5	111.7%	99.0	103.5%
HCB	61.1	67.0	109.7%	66.5	100.8%
Others	25.9	25.0	96.4%	24.0	104.2%
Total	626.8	740.0	118.1%	700.0	105.7%

(Reference)

M&A / Progress of Key Strategic Themes


M&A

Strengthening the Safety Business (IAB), expanding the LCD Backlight Business (ECB)

Strengthening the Safety Business—Acquired all shares of STI Scientific Technology Inc. (STI) (included in consolidation from Sept. 13)

Expanding the LCD Backlight Business—Acquired all shares of Pioneer Precision Machinery Corp. (included in consolidation from August 1)

OMRON SCIENTIFIC TECHNOLOGIES Inc. (OSTI)

Aiming

Aim for top global share with Safety Business sales of ¥30b in FY2008

① Expanding business fields and enhancing product lineup of safety components, for which market expansion is expected

② Obtain STI's optical application technology and robust response know-how to accelerate new product creation by strengthening development

Amount

Amount : 94 MUSD

EBITDA multiple : 10 times PBR : approx. 3.5 times

Target

Sales FY2006 approx. 4.0 billion yen Operating margin approx. 7%

Targeted operating margin of Safety Business in 2–3 years: 15% or higher

OMRON Precision Technology (Pioneer Precision)

Aiming

Aim to become the world's top LCD backlight manufacturer

① Cover applications for miniature, medium-sized and large backlights with TAMA Fine Opto, which is engaged in large-size LCD backlight business

② In field of miniature backlights, expand product lineup from point light sources to multi-light sources

Amount

Amount : nondisclosure

EBITDA multiple : 10 times PBR : approx. 2.0 times

Target

Sales FY2006 approx. 27.0 billion yen Operating margin approx. 3%

Targeted operating margin of small-size LCD Business in 2–3 years: approx. 6%

FY2006.1H

Progress of Key Strategic Themes
(1)Sales Growth in New Tech Fields


OMRON
Sensing tomorrow™

Added OMRON PRECISION TECHNOLOGY Co., Ltd. (formerly Pioneer Precision Machinery Corp.), increased both projections and actual results
Expect to surpass ¥100b in final year of second stage of GD2010 (FY2007)

Estimate Over¥100b
(billion yen)
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0
Products in New Tech Fields
IAB: Automated Optical Inspection Systems, etc.
ECB: Back light for LCD, etc.
ECB: MEMS Sensors, etc.
AEC: Laser radars for automobiles, etc.
18.0b
160%
28.8b
119%
34.3b
228%
78.2b
OPT
approx.24.0b
181%
15.0b
27.1b
OPT
(6.0b)
Result 1H
Result 1H
OPT
FY2003
FY2004
FY2005
FY2006
FY2007

Progress of Key Strategic Themes
(2)Sales Growth in Greater China

OMRON
Sensing tomorrow™

Sales of OMRON PRECISION TECHNOLOGY Co., Ltd. (formerly Pioneer Precision Machinery Corp.) included in consolidation from August 1; major increase of 151% year-on-year and 103% against original target



(MUSD)
1400
1200
1000
800
600
400
200
0
1H / FY2006 Actual
YoY Change 151%
Change from Original target 103%
411
±0%
412
198
1H/ FY2005
165%
815
OPT China 139
163%
160%
298
OPT China 34
1H/ FY2006
1330
OPT China 250
FY2004
FY2005
FY2006
FY2007

Share buyback (Major purchases)



Conduct share buyback annually by resolution of general shareholders' meeting.

As a result of two years of repurchases (2005 and 2006), Bank of Japan, Banks' Shareholdings Purchase Corporation, and Deposit Insurance Corporation of Japan hold no Omron shares.

	2003/2/14 (Actual)	2004/2/6 (Actual)	2004/8/3 (Actual)	2005/11/10 (Actual)	2006/8/10 (Actual)	Total
Purchased shares	4,950,000	3,664,200	1,200,000	3,773,000	4,158,500	17,745,700
Price/share	1,889	2,260	2,400	2,650	2,675	2,346 (avg.)



3600
3400
3200
3000
2800
2600
2400
2200
2000
1800
1600
1400
4,950
3,664
1,200
3,773
4,158
1,000 shares
1,000,000
800,000
600,000
400,000
200,000
0
00/8 01/1 01/6 01/11 02/4 02/9 03/2 03/7 03/12 04/5 04/10 05/3 05/8 06/1 06/6
Moving Average 13M
Moving Average 25M
Volume
(C)QUICK Corp.

Outstanding Treasury stocks at the end of 1H/2006: 18,577,386 shares



OMRON

Sensing tomorrow™

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OMRON Corporation

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Investor Relations Department

Phone: +81-3-3436-7170
E-mail: omron_ir@omron.co.jp
URL: www.omron.co.jp





Summary of Consolidated Financial Results for the Interim Period of the Fiscal Year Ending March 31, 2007

OMRON Corporation (6645)

Exchanges Listed:	Tokyo, Osaka, Nagoya Stock Exchanges, First Section
Principal Office:	Kyoto, Japan
Homepage:	http://www.omron.com
Representative:	Hisao Sakuta, President and CEO
Contact:	Masaki Haruta, General Manager, Corporate Planning Division, Accounting Department
Telephone:	+81-75-344-7070
U.S. GAAP accounting standard:	Adopted, except for segment information

Note: All financial information has been prepared in accordance with generally accepted accounting principles in Japan. This document has been translated from the Japanese original as a guide to non-Japanese investors and contains forward-looking statements that are based on managements' estimates, assumptions and projections at the time of publication. A number of factors could cause actual results to differ materially from expectations. Amounts shown in this financial statement have been rounded down to the nearest million yen.

1. Preparation of Summary Interim Period Fiscal 2007 Results

Changes in consolidated accounting methods from the most recent fiscal year:	No	
Changes in scope of consolidation and application of equity method:	Yes	
Consolidation:	(New) 15 companies	(Eliminated) 0 companies
Equity Method:	(New) 6 companies	(Eliminated) 1 company

2. Consolidated Financial Results for the Interim Period of the Fiscal Year Ending March 31, 2007 (April 1, 2006 – September 30, 2006)

Note: All amounts are rounded to the nearest million yen.

(1) Sales and Income

Millions of Yen - Except Per Share Data and Percentages

	Six months ended September 30, 2006		Six months ended September 30, 2005		Year ended March 31, 2006
		Change		Change	
Net sales	329,847	15.6	285,362	(5.6)	626,782
Operating income	24,037	(23.1)	31,260	0.2	62,128
Income before income taxes	29,890	(5.9)	31,755	9.5	64,352
Net income	14,793	(11.6)	16,728	1.8	35,763
Net income per share (yen)	63.38		70.28		151.14
Net income per share, diluted (yen)	63.35		70.26		151.05

Note: Percentages for net sales, operating income, income before income taxes, and net income represent changes compared with the interim period of the previous fiscal year.

(2) Consolidated Financial Position

	Millions of Yen - Except Per Share Data and Percentages		
	As of September 30, 2006	As of September 30, 2005	As of March 31, 2006
Total assets	610,426	548,301	589,061
Net assets	357,277	354,135	362,937
Net worth ratio (percentage)	58.5	64.6	61.6
Net assets per share (yen)	1,550.02	1,487.74	1,548.07

(3) Consolidated Cash Flows

	Millions of Yen - Except Per Share Data and Percentages		
	Six months ended September 30, 2006	Six months ended September 30, 2005	Year ended March 31, 2006
Net cash provided by operating activities	10,886	23,275	51,699
Net cash used in investing activities	(26,603)	(22,689)	(43,020)
Net cash provided by (used in) financing activities	8,971	(26,422)	(38,320)
Cash and cash equivalents at end of period	46,554	55,606	52,285

3. Projected Results for the Fiscal Year Ending March 31, 2007 (April 1, 2006 – March 31, 2007)

	Millions of Yen - Except per Share	
	Year ending March 31, 2007 (projected)	Year ended March 31, 2006 (actual)
Net sales	740,000	626,782
Income before income taxes	65,000	64,352
Net income	37,500	35,763
Net income per share (yen)	162.69	151.14

Note: Please see page 11 - 16 of the attached materials regarding assumptions of the results projected above and cautionary statements concerning the use of these projections.

(Attachment)

Summary of Consolidated Financial Results for the Interim Period of the Fiscal Year Ending March 31, 2007

1. Consolidated Results (U.S. GAAP)

(Millions of yen, %)

	Six months ended September 30, 2006	Six months ended September 30, 2005	Year-on-year change	Year ending March 31, 2007 (projected)	Year ended March 31, 2006	Year-on-year change
Net sales	329,847	285,362	15.6%	740,000	626,782	18.1%
Operating income [% of net sales]	24,037 [7.3%]	31,260 [11.0%]	(23.1%) [-3.7P]	63,000 [8.5%]	62,128 [9.9%]	1.4% [-1.4P]
Income before income taxes [% of net sales]	29,890 [9.1%]	31,755 [11.1%]	(5.9%) [-2.0P]	65,000 [8.8%]	64,352 [10.3%]	1.0% [-1.5P]
Net income	14,793	16,728	(11.6%)	37,500	35,763	4.9%
Net income per share (basic) (¥)	63.38	70.28	-6.90	162.69	151.14	+11.55
Net income per share (diluted) (¥)	63.35	70.26	-6.91		151.05	
Return on equity				10.1%	10.7%	(-0.6P)
Total assets	610,426	548,301	11.3%		589,061	
Net assets [Net worth ratio]	357,277 [58.5%]	354,135 [64.6%]	0.9% [-6.1P]		362,937 [61.6%]	
Net assets per share (¥)	1,550.02	1,487.74	+62.28		1,548.07	
Net cash provided by operating activities	10,886	23,275	(12,389)		51,699	
Net cash used in investing activities	(26,603)	(22,689)	(3,914)		(43,020)	
Net cash used in financing activities	8,971	(26,422)	35,393		(38,320)	
Cash and cash equivalents at end of period	46,554	55,606	(9,052)		52,285	

Notes:

1. Figures for the six months ended September 30, 2005 and the year ended March 31, 2006 include transfer of substitutional portion of employees' pension fund totaling ¥11,915 million.
2. The six months ended September 30, 2006 and the projected results for the year ending March 31, 2007 include a gain of ¥10,141 million on the establishment of an employee retirement benefit trust and a loss of ¥5,915 million on the sale of land and buildings at the Tokyo Head Office.

2. Non-consolidated Results

(Millions of yen, %)

	Six months ended September 30, 2006	Six months ended September 30, 2005	Year-on-year change	Year ending March 31, 2007 (projected)	Year ended March 31, 2006 (actual)	Year-on-year change
Net sales	152,947	139,319	9.8%	342,000	312,072	9.6%
Operating income [% of net sales]	4,540 [3.0%]	1,493 [1.1%]	204.1% [+1.9P]	13,000 [3.8%]	11,845 [3.8%]	9.8% [+0.0P]
Ordinary income [% of net sales]	19,702 [12.9%]	22,618 [16.2%]	(12.9%) [-3.3P]	28,000 [8.2%]	31,830 [10.2%]	(12.0%) [-2.0%]
Income before income taxes [% of net sales]	36,978 [24.2%]	31,836 [22.9%]	16.2% [+1.3P]	44,000 [12.9%]	39,089 [12.5%]	12.6% [+0.4P]
Net income	27,913	24,863	12.3%	33,000	28,632	15.3%
Net income per share (basic) (¥)	119.58	104.43	+15.15	143.14	120.39	+22.75
Net income per share (diluted) (¥)	119.50	104.40	+15.10		120.32	
Common stock	64,100	64,100	(100.0%)		64,100	
Number of shares issued (before deduction of treasury stock) (Thousands of shares)	249,121	249,121	(100.0%)		249,121	
Total assets	377,719	342,490	10.3%		372,770	
Net assets [Net worth ratio]	242,124 [64.1%]	238,651 [69.7%]	1.5% [-5.6P]		236,499 [63.4%]	
Net assets per share (¥)	1,050.16	1,002.39	+47.77		1,007.97	
Cash dividends per share	15.00	12.00	+3.00	30.00	30.00	±0.00

Notes:

1. Figures for the six months ended September 30, 2005 and the year ended March 31, 2006 include transfer of substitutional portion of employees' pension fund totaling ¥10,698 million.
2. The six months ended September 30, 2006 and the projected results for the year ending March 31, 2007 include a gain of ¥9,112 million on the establishment of an employee retirement benefit trust and a loss of ¥5,969 million on the sale of land and buildings at the Tokyo Head Office.

(Attachment)

Consolidated Performance

3. Net sales by Business Segment

(Billions of yen)

		Six months ended September 30, 2006	Six months ended September 30, 2005	Year-on-year change (%)
IAB	Domestic	68.8	65.2	5.5
	Overseas	78.1	65.1	20.1
	Total	146.9	130.3	12.8
ECB	Domestic	27.0	22.3	20.6
	Overseas	35.1	23.6	49.0
	Total	62.1	45.9	35.2
AEC	Domestic	13.1	13.0	0.3
	Overseas	29.7	22.1	34.3
	Total	42.8	35.1	21.7
SSB	Domestic	33.2	33.4	(0.6)
	Overseas	1.1	0.6	101.1
	Total	34.3	34.0	1.1
HCB	Domestic	16.0	14.3	12.3
	Overseas	14.6	13.3	9.9
	Total	30.6	27.6	11.2
Others	Domestic	13.0	12.4	6.0
	Overseas	0.1	0.1	(60.5)
	Total	13.1	12.5	5.2
Total	Domestic	171.1	160.6	6.5
	Overseas	158.7	124.8	27.2
	[% of total]	[48.1%]	[43.7%]	[+4.4P]
	Total	329.8	285.4	15.6

Note:

The following divisions are included in each business segment.

IAB: Industrial Automation Business Company
ECB: Electronic Components Business Company
AEC: Automotive Electronic Components Company
SSB: Social Systems Solutions and Service Business Company and others
HCB: Healthcare Business (Omron Healthcare Co., Ltd. and others)
Other: Business Development Group and others

Average currency exchange rate

(One unit of currency, in yen)

	Six months ended September 30, 2006	Six months ended September 30, 2005	Year-on-year change
USD	115.6	109.9	(+5.7)
EUR	146.2	136.2	(+10.0)

4. Net sales by Business Segment (Forecast) (Billions of yen)

		Year ending March 31, 2007 (Forecast)	Year ended March 31, 2006 (Actual)	Year-on-year change (%)
IAB	Domestic	137.0	136.2	0.6
	Overseas	166.5	136.5	22.0
	Total	303.5	272.7	11.3
ECB	Domestic	61.0	45.0	35.5
	Overseas	84.5	52.7	60.4
	Total	145.5	97.7	48.9
AEC	Domestic	28.0	27.2	2.8
	Overseas	64.5	50.4	28.2
	Total	92.5	77.6	19.2
SSB	Domestic	100.0	90.5	10.5
	Overseas	2.5	1.3	87.4
	Total	102.5	91.8	11.7
HCB	Domestic	33.5	30.3	10.4
	Overseas	33.5	30.8	8.9
	Total	67.0	61.1	9.7
Others	Domestic	28.5	25.7	11.2
	Overseas	0.5	0.2	59.2
	Total	29.0	25.9	11.8
Total	Domestic	388.0	354.9	9.3
	Overseas	352.0	271.9	29.4
	[% of total]	[47.6%]	[43.4%]	[+4.2P]
	Total	740.0	626.8	18.1

Note:

The following divisions are included in each business segment.

IAB: Industrial Automation Business Company
ECB: Electronic Components Business Company
AEC: Automotive Electronic Components Company
SSB: Social Systems Solutions and Service Business Company and others
HCB: Healthcare Business (Omron Healthcare Co., Ltd. and others)
Other: Business Development Group and others

Average currency exchange rate (One unit of currency, in yen)

	Year ending March 31, 2007 (Forecast)	Year ended March 31, 2006 (Actual)	Year-on-year change
USD	115.3	113.4	(+1.9)
EUR	145.6	138.2	(+7.4)

(Attachment)

1. The Omron Group

The Omron Group consists of OMRON Corporation and 159 consolidated subsidiaries (46 in Japan, 113 overseas) and 22 affiliates (13 in Japan, 9 overseas). Under the internal company system used by the Group, business activities are carried out by the Industrial Automation Business, Electronic Components Business, Automotive Electronic Components Business, Social Systems Business, Healthcare Business and Others (Business Development Group, etc.).

The following chart shows the position of the main companies that make up the business groups.



Customers
Marketing / Maintenance (Japan)
Industrial Automation Business
OMRON Kansai-Seigyo Corporation
FA Techno Corporation
Social Systems Business
OMRON Field Engineering Co., Ltd.
Healthcare Business
OMRON COLIN Co., Ltd.
Others
OMRON Entertainment Co., Ltd.
Marketing / Maintenance (Overseas)
Industrial Automation Business
OMRON Electronics Llc. (U.S.A.)
OMRON Canada Inc.
OMRON Electronics S.A. (Spain)
OMRON Electronics S.r.l. (Italy)
OMRON Electronics Ltd. (U.K.)
OMRON Taiwan Electronics Inc.
OMRON Trading (Tianjin) Co., Ltd. (China)
Electronic Components Business
OMRON Electronic Components (U.S.A.)
OMRON Electronic Components Europe B.V. (The Netherlands)
OMRON Electronic Components Pte. Ltd. (Singapore)
OMRON Electronic Components (Hong Kong) Ltd. (Hong Kong)
Healthcare Business
OMRON Healthcare, Inc. (U.S.A.)
OMRON Healthcare Europe B.V. (The Netherlands)
OMRON Healthcare Singapore Pte. Ltd.
OMRON Industry & Trade (Dalian) Co., Ltd. (China)
Industrial Automation Business
Electric Components Business
Automotive Electronic Components Business
Social Systems Business
Healthcare Business
OMRON Corporation
OMRON Healthcare Co., Ltd.
Manufacturing / Research and Development (Japan)
Industrial Automation Business
OMRON Izumo Co., Ltd.
OMRON Takeo Co., Ltd.
OMRON Aso Co., Ltd.
Electronic Components Business
OMRON Kurayoshi Co., Ltd.
OMRON Sanyo Co., Ltd.
OMRON Amusement Co., Ltd.
OMRON Relay & Devices Corporation
OMRON PRECISION TECHNOLOGY Co., Ltd.
Automotive Electronic Components Business
OMRON Iida Co., Ltd.
Social Systems Business
OMRON Nohgata Co., Ltd.
OMRON Software Co., Ltd.
Healthcare Business
OMRON Matsusaka Co., Ltd.
Manufacturing / Research and Development (Overseas)
Industrial Automation Business
OMRON Manufacturing of America, Inc. (U.S.A.)
OMRON SCIENTIFIC TECHNOLOGIES Incorporated (U.S.A.)
OMRON Manufacturing of The Netherlands B.V. (The Netherlands)
OMRON (Shanghai) Co., Ltd. (China)
Electronic Components Business
OMRON Malaysia Sdn. Bhd.
P.T. OMRON Manufacturing of Indonesia
Shanghai OMRON Control Components Co., Ltd. (China)
OMRON Electronic Components (Shenzhen) Ltd. (China)
Automotive Electronic Components Business
OMRON Automotive Electronics, Inc. (U.S.A.)
OMRON Dualtec Automotive Electronics Inc. (Canada)
OMRON (Guangzhou) Automotive Electronics Co., Ltd. (China)
Healthcare Business
OMRON Dalian Co., Ltd. (China)

Note: "Social Systems Business" includes the Social Systems Solutions and Service Business Company and others

2. Management Policies

(1) Basic Management Policy

In fiscal 2001 (ended March 31, 2002), Omron began implementing "Grand Design 2010" (GD2010), a vision that sets the basic policies for management of the Omron Group for the 10 years through fiscal 2010. In accordance with these basic policies, Omron aims to become a "21st century company" by maximizing its corporate value over the long term, based on its basic philosophy of "working for the benefit of society." Aiming to be "Small but Global," as a management objective Omron will work to be a profitable growth company that maximizes corporate value.

(2) Basic Policy for Distribution of Profits

Omron distributes profits to shareholders in accordance with the following basic policy.

1) In order to maximize corporate value, internal capital resources will be secured for measures that will increase corporate value. These measures include investments in R&D and capital investments, which are vital to future business expansion.

2) After taking into consideration the required investments for future growth and the level of free cash flow, surplus will be distributed to the shareholders to the maximum extent possible.

3) Omron will make every effort to maintain its dividend payout ratio in the 20% range, although this is subject to the level of internal capital resources necessary in each fiscal year. Omron's dividend policy is based on the consolidated fiscal year results. However, a minimum payout of ¥10 per share is guaranteed even during a weak financial year. This is done to effectively fulfill the expectations of long-term shareholders, and to demonstrate the determination of management to establish a solid base for future growth and effectively avoid unexpected deterioration in financial performance.

4) Utilizing retained earnings that have been accumulated over a long period of time, Omron intends to systematically repurchase and retire the Company's stock to benefit shareholders.

(3) Rationale and Policies Regarding Lowering the Stock-Trading Unit

With a view to raising the liquidity of the Company's stock in the market, facilitating investment and increasing the number of shareholders, Omron carefully considered the stock price level and minimum amount of investment in setting the minimum stock-trading unit at 100 shares.

(4) Targets for Management Indicators

In the second stage of GD2010, Omron has set the medium-term management target of "Doubling the Total Business Value of Fiscal 2003" to capture both growth and profitability. Also, Omron has set the target of consolidated return on invested capital (ROIC) of 10% or higher as a profitability target.

(5) Mid- to Long-Term Management Strategies

The goal of the first stage of GD2010, which covered the period from fiscal 2001 to fiscal 2004, was ROE of 10%. Omron achieved this goal in fiscal 2003, one year ahead of plan.

The second stage of GD2010 covers the four years from fiscal 2004 to fiscal 2007. In working to increase corporate value, during the second stage Omron will shift its focus to growth from its focus on creating a profit structure in the first stage. Specifically, as part of its "Business Domain Reform" aimed at identifying target growth markets and technologies to redefine its business domain, Omron will work toward expansion of business value through sales growth in China and creation of business value in new areas centered around core technologies.

In addition, as "Operational Structural Reform," Omron will continue to establish a profit structure appropriate for its businesses and promote reforms designed to realize a stronger profit structure. Omron has set milestones to be reached for each of fiscal 2005 (ended March 2006), fiscal 2006 (ending March 2007) and fiscal 2007 (ending March 2008), and is conducting business operations aimed at these milestones.

(6) Issues Facing the Company

In the second stage of GD2010, Omron has identified the profit structure and growth structure it intends to achieve in fiscal 2007. The Company has positioned the interim years of fiscal 2005 and fiscal 2006 as milestones toward realizing the fiscal 2007 targets, and is promoting ongoing structural reforms. In the midst of this, the Company achieved growth in sales and income for fiscal 2005, and cleared the milestones toward reaching the fiscal 2007 targets. In fiscal 2006, the Company has set "Accelerating growth while securing profit increase" as its fiscal year policy, with "advancing toward FY07 targets by front-loading growth" as the sub-heading. Assuming an increase in income, Omron will accelerate the growth of each business and make the necessary investments to ensure that the targets are reached in fiscal 2007, the final year of the second stage.

Growth in China is one strategy on which the entire company is focusing. China remains the world's fastest-growing market, and in addition to the entry of companies from around the world, competition with local Chinese companies is intensifying, making China a microcosm of global competition. Under these conditions, Omron will not change its belief that the Chinese market is crucial to achieving the goals of the second stage of GD2010. China will continue to be a key area, and Omron will strive to increase fiscal 2007 sales there by ¥100 billion over fiscal 2003 figures by embracing new businesses and conducting strategic sales while making aggressive, proactive investments in a focused manner.

For technology-driven growth, to date Omron has set core technology and growth areas to strengthen at the corporate level, created a detailed map of technology and applications as a process for steadily developing technology, and moved toward the establishment of a growth structure. Omron will add energy, environment, security and safety as areas of focus, and has increased its fiscal 2007 target from "increasing net sales by ¥50 billion compared to fiscal 2003 to ¥68 billion" to "increasing net sales by ¥64 billion compared to fiscal 2003 to ¥82 billion." Omron is steadily making the investments to achieve this target, and will accelerate growth with a view toward the third stage of GD2010, lasting until 2010.

With regard to revising the earnings structure of existing businesses, Omron will advance toward its fiscal 2007 earnings structure target by continuing to work for structural reform of selling, general and administrative expenses and production, despite factors such as lower selling prices and higher material prices. Starting from the second half of this fiscal year, the Manufacturing Reform Division and the Global Procurement & Purchasing Center have been newly established. The Manufacturing Reform Division will strengthen manufacturing with evaluation as the starting point, carry out overall supervision of quality and support the production technology and control technology of each business. The Global Procurement and Purchasing Center will conduct centralized management of information on the Omron Group's purchased materials and suppliers, promote sharing of an optimal procurement and purchasing system on a global scale, and work to strengthen procurement and purchasing functions in the Omron Group.

(7) Parent Company Information

This item is not applicable because Omron has no parent company.

3. Results of Operations and Financial Condition

(a) Results of Operations

(1) Overview of the Interim Period

1) General Overview

Reviewing economic conditions during the six months ended September 30, 2006, the Japanese economy expanded steadily, with continued improvement in corporate earnings and expansion in capital investment against a backdrop of strong business performance, and consumer spending also grew steadily along with an improved employment and income environment. In the global economy, however, the outlook continued to warrant no optimism as the rise in raw material prices persisted, including a sharp rise in crude oil prices. Under these conditions, the U.S. economy remained firm, backed by robust capital investment, despite concerns about a possible slowdown. In the European economy, business confidence improved, while Asian economies continued their export-led expansion, with China in particular maintaining its high growth rate.

In markets related to the Omron Group, sales of factory automation control systems, the Omron Group's core business, remained strong, supported by robust capital investment. With the recovery in the electronic components industry, sales of consumer and commerce components for IT and digital-related products were also solid. Sales of automotive electronic components expanded against a backdrop of increasing needs for car electronics for automobile safety and environmental friendliness.

In this environment, due in part to the effects of the weaker yen and business acquisitions, Omron Group net sales increased by 15.6 percent from the previous interim period to ¥329,847 million.

As for income for the interim period, the increase in net sales and efficient management of selling, general and administrative (SG&A) expenses resulted in operating income of ¥24,037 million, a 23.1 percent decrease from the same period in the previous fiscal year. Income before income taxes was ¥29,890 million, a decrease of 5.9 percent from the same period in the previous fiscal year, due to factors including a ¥10,141 million gain on the establishment of a retirement benefit trust and a ¥5,915 million loss on the sales of land and buildings of the Tokyo Head Office (Minato-ku, Tokyo). Net income for the period was ¥14,793 million, a decrease of 11.6 percent from the same period in the previous fiscal year. All profit categories were below the level of the same period in the previous fiscal year because the Company recorded an ¥11,915 million gain on the transfer of the substitutional portion of the employees' pension fund in the previous fiscal year. Excluding this transfer gain, operating income increased 24.3 percent compared with the same period of the previous fiscal year.

2) Results by Business Segment

- **Industrial Automation Business**

In Japan, sales of the safety business, application business and other strategic growth businesses grew steadily, reflecting brisk investment in improvement of quality and safety in order to enhance the functions of existing equipment. In addition, sales of core factory automation control systems surpassed the level of the same period in the previous fiscal year as a result of continued solid capital investment in the liquid crystal display and semiconductor industries and digital home appliance industry. In overseas markets, sales in North America were solid, with particular expansion of sales of control related equipment to oil and gas-related companies. In Europe, sales grew strongly, centered on sale of inverters, servomotors and sensor devices and other products. In China, where high growth is projected, sales increased due to Omron's aggressive efforts in areas such as improvement of its sales infrastructure, expansion of production capacity, and introduction of new products.

As a result, segment sales for the interim period totaled ¥146,895 million, an increase of 12.8 percent compared with the same period in the previous fiscal year.

- **Electronic Components Business**

In Japan, conditions in the semiconductor and machinery and equipment industries were strong, and the electronic components industry also maintained the recovery and expansion trend that began in second half of the previous fiscal year. In this environment, sales were generally solid, including sales of printed circuit board relays, a core product of this segment. In addition, Omron strengthened the miniature backlight business by acquiring the shares of Pioneer Precision Machinery Corporation (now OMRON PRECISION TECHNOLOGY Co., Ltd.) from Pioneer Corporation in August

2006. Overseas, sales of consumer and commerce electronic components continued to increase steadily along with high GDP growth in China, where Omron also began OEM production of large backlights for LCD televisions. Sales also expanded overall in the United States against a backdrop of solid capital investment and robust consumer spending.

As a result, segment sales were ¥62,072 million, an increase of 35.2 percent compared with the previous fiscal year.

- **Automotive Electronic Components Business**

Global automobile production volume during the interim period was stable overall, and needs are increasing for car electronics for automobile safety and environmental friendliness. Against this backdrop, Omron's products continued to be adopted in new car models, contributing to strong sales in this segment. By area, sales in Japan were essentially unchanged from the same period in the previous fiscal year, but overseas sales were strong. In particular, sales in North America grew substantially as Omron launched new products such as wireless control devices.

As a result, segment sales for the interim period were ¥42,751 million, an increase of 21.7 percent compared with the same period in the previous fiscal year.

- **Social Systems Business**

In the public transportation systems business, sales for the interim period increased substantially compared to the same period in the previous fiscal year, reflecting favorable demand for equipment renewals and other projects related to the use of common IC cards among different railway companies, mainly in the Kanto area. In the traffic and road management solutions business, demand for urban roads decreased, and in the security solutions business, sales of products to security companies decreased, resulting in a significant decline sales for the interim period compared to the same period in the previous fiscal year.

As a result, sales in this segment for the interim period totaled ¥34,356 million, an increase of 1.1 percent compared to the same period in the previous fiscal year.

- **Healthcare Business**

In Japan, awareness of metabolic syndrome (a condition with multiple risk factors that can easily cause lifestyle diseases such as diabetes, hypertension, hyperlipidemia and obesity) is expanding, and sales of digital blood pressure monitors, pedometers and body composition monitors increased strongly. Overseas, sales of digital blood pressure monitors, a core product, were slow in the United States, reflecting weaker consumer spending, but sales in Europe remained strong overall, driven by the digital blood pressure monitor business in Russia and Eastern Europe. In China, prices of digital blood pressure monitors dropped more than expected in an increasingly competitive environment, and sales decreased compared to the same period in the previous fiscal year.

In addition to the above factors, Colin Medical Technology Corporation (now OMRON COLIN Co., Ltd.), a medical equipment manufacturer that became a consolidated subsidiary in June 2005, contributed to sales. As a result, segment sales for the interim period were ¥30,624 million, an increase of 11.2 percent compared with the same period in the previous fiscal year.

- **Others**

The others segment consists of new businesses being explored and developed by the Business Development Group and development and expansion of other businesses that are not covered by internal companies.

Among existing businesses, sales of the entertainment business continued to expand briskly with strong sales of photo sticker machines, a core product, and a steady increase in membership of mobile sites related to these machines. In the computer peripheral business, sales of uninterruptible power supplies and other products increased substantially. Sales were also strong in the growth areas of radio frequency identification (RFID) equipment and insulation monitoring devices.

As a result, segment sales for the interim period were ¥13,149 million, an increase of 5.2 percent compared with the same period in the previous fiscal year.

3) Distribution of Profits

For the interim period, Omron will pay a dividend of ¥15.00 per share, in accordance with the "Basic Policy for Distribution of Profits" stated above.

(2) Outlook for the Fiscal Year Ending March 31, 2007

1) General Outlook

The outlook for the economic environment in the second half of the current fiscal year and thereafter continues to warrant little optimism, with a plateau in high crude oil prices, rising raw material prices, a slowdown in the U.S. economy and exchange rate fluctuations. However, firm consumer spending and robust corporate capital investment can be expected, and moderate growth is projected to continue.

In markets related to the Omron Group, the market for factory automation control devices in Japan and overseas is expected to gradually expand, supported by corporate capital investment, and the market for consumer and commerce electronic components for IT and digital products is also projected to continue on a recovery track. The market for automotive electronic components for automobile manufacturers is expected to remain favorable, supported by increasing needs for car electronics, despite elements of concern such as slumping business at the "Big Three" manufacturers in North America.

In this environment, Omron will continue to carry out its ongoing profit structure reforms, aiming to "Accelerate growth while securing profit increase," its fiscal year policy.

The Omron Group's sales during the first half surpassed the level of the same period in the previous fiscal year, and are expected to exceed initial projections for the second half and beyond because of the positive effect of the weaker yen and the contribution of sales of acquired subsidiaries. As for consolidated profits, although cost increases are expected due to higher prices for materials such as silver and copper, Omron expects to meet its initial projections based on increased sales, efficient management of SG&A expenses and an increased gain on establishment of a retirement benefit trust. However, non-consolidated profits are forecast to exceed the initial forecast due to factors including efficient management of SG&A expenses, an increased gain on establishment of a retirement benefit trust and the introduction of consolidated taxation.

Due to the factors above, in regard to the forecast for the fiscal year, Omron has revised the figures announced on April 26, 2006 according to the "Revision to Forecast for Fiscal 2006 Full-Year Financial Results" which is being announced simultaneously with this summary of consolidated financial results.

The assumed exchange rates are $US1 = ¥115 and 1 Euro = ¥145.

Revisions to the Consolidated Forecast of Financial Results for the Fiscal Year Ending March 31, 2007 (U.S. GAAP)

(Millions of Yen)

	Net Sales	Income before Income Taxes	Net Income
Initial Forecast (A)	700,000	65,000	37,500
Revised Forecast (B)	740,000	65,000	37,500
Change (B-A)	40,000	-	-
Percentage Change (%)	5.7%	- %	- %
(Reference) Results for Year Ended March 31, 2006	626,782	64,352	35,763

Revisions to the Non-consolidated Forecast of Financial Results for the Fiscal Year Ending March 31, 2007

(Millions of Yen)

	Net Sales	Ordinary Income	Net Income
Initial Forecast (A)	342,000	25,000	26,000
Revised Forecast (B)	342,000	28,000	33,000
Change (B-A)	-	3,000	7,000
Percentage Change (%)	- %	12.0%	26.9%
(Reference) Results for Year Ended March 31, 2006	312,072	31,830	28,632

2) Outlook by Business Segment

Industrial Automation Business

In the second half of the fiscal year, solid growth is forecast to continue for the industry overall, backed by robust corporate capital investment. In such an environment, in Japan, Omron will work to expand sales by reinforcing the sales strategies of existing businesses, including strategic growth businesses. Overseas, Omron will strengthen its sales operations in strategic growth businesses and emerging markets. In Europe, Omron expects to make a full-scale entry into the Russian market, and Omron expects to promote sales growth in China with the continued introduction of new products. In addition, the sales of Scientific Technologies Incorporated (now OMRON SCIENTIFIC TECHNOLOGIES Incorporated), a leading manufacturer of safety devices in North America that Omron acquired in September, are expected to contribute to the sales increase in this segment.

Electronic Components Business

Raw material prices have continued to hover at a high level since the beginning of the year, but no major slowdown is expected in the business environment in the second half of the fiscal year. In November, Omron will take over the optical communications components business for the FTTH ("Fiber To The Home," which refers to optical fiber-based data communications systems aimed at the consumer market) market from NHK Spring Co., Ltd., and will work to strengthen and expand this business. In addition, the sales of OMRON PRECISION TECHNOLOGY Co., Ltd. will contribute to results in the second half, and Omron anticipates expanded demand for flexible printed circuit (FPC) connectors, jog switches and hinge products for mobile devices, and the full-scale launch of the large-backlight business in the Chinese market. As a result, a large increase in sales is projected.

Automotive Electronic Components Business

In the second half of the fiscal year, slumping business among the Big Three auto manufacturers, which are major customers of Omron in North America, as well as the trend toward slower unit sales of automobiles and the burden of high crude oil prices worldwide are expected to gradually have an impact on automotive production. Despite this environment, strong demand for Omron's products and the release of new car models equipped with Omron products by customers in Japan, and increased demand in the second half from Korean auto manufacturers, which was relatively weak in the first half, among other factors overseas, are projected to result in continued healthy sales in the second half.

Social Systems Business

In the second half of the fiscal year, full-year sales of the public transportation systems business are projected to increase substantially compared to the previous fiscal year due to demand for renewal of equipment in connection with the use of common IC cards among different railway companies in the Kanto area and the shift from tickets to IC cards in the Kansai area. In the traffic and road management solutions business, there is demand for systems for the Ministry of Land, Infrastructure and Transport, but demand for urban roads is decreasing, while in the security solutions business, sales to major customers are not expected; full-year sales in both of these businesses are projected to decrease substantially year-on-year.

Healthcare Business

Despite elements of concern such as cooling consumer spending in the United States due to high gasoline prices and falling prices in China reflecting intensifying competition, the market is on an expansion course due to continued rising health consciousness in Japan and overseas and measures in various countries to reduce healthcare costs. In Japan, increased awareness of metabolic syndrome and structural reforms of the healthcare system are focusing attention on prevention of illness, and consequently, sales of biosensing devices such as digital blood pressure monitors, pedometers and body composition monitors are projected to be solid. In addition, the digital blood pressure monitor market in Europe and Russia is also expected to grow strongly.

Others

Among existing businesses, in the entertainment business, sales of photo sticker machines are projected to remain solid, and the effects of this, along with continued expansion of the mobile phone content delivery service, are expected to result in an overall year-on-year increase in sales. In the computer peripherals business, Omron will work to expand sales of uninterruptible power supplies. In growth businesses, Omron will aim to expand sales with new products using

UHF in the RFID business. Omron will also work to smoothly launch new businesses, including energy monitoring services such as electrical energy measurement and insulation monitoring devices.

3) Distribution of Profits

In regard to distribution of profits for the fiscal year, in accordance with the "Basic Policy for Distribution of Profits" stated above, Omron plans to pay an annual cash dividend of ¥30.00 per share (interim cash dividend per share: ¥15.00).

(b) Financial Condition

(1) Overview of the Interim Period Ended September 30, 2006

1) Financial Condition for the Interim Period Ended September 30, 2006

Total assets: ¥610,426 million (an increase of ¥21,365 million from the end of the previous fiscal year)
Net worth: ¥357,277 million (a decrease of ¥5,660 million from the end of the previous fiscal year)
Net worth ratio: 58.5% (a decrease of 3.1 percentage points from the end of the previous fiscal year)

Total assets increased ¥21,365 million compared with the end of the previous fiscal year. The main factor was a ¥25,131 million increase in inventories.

Net worth decreased ¥5,660 million compared with the end of the previous fiscal year, despite the increase from net income of ¥14,793 million, due to an ¥8,107 million decrease in net unrealized gains on securities (which decreases net worth) and a ¥10,656 million increase in treasury stock (which decreases net worth).

2) Summary of Cash Flows for the Fiscal Year Ended March 31, 2006

Net cash provided by operating activities was ¥10,886 million, a decrease of ¥12,389 million compared with the same period in the previous year, despite net income of ¥14,793 million, due to factors including a gain on establishment of a retirement benefit trust and the increase in inventories.

Net cash used in investing activities totaled ¥26,603 million, an increase of ¥3,914 million from the same period in the previous year. Despite a gain on the sale of land and buildings of the Tokyo Head Office, acquisition of business entities increased expenditures.

Net cash provided by financing activities was ¥8,971 million (an increase of ¥35,393 million from the same period in the previous year due to the effect from the repayments of debt in the same period of the previous year), mainly because of an increase in proceeds from short-term bank loans.

As a result, cash and cash equivalents at the end of the interim period were ¥46,554 million, a decrease of ¥5,731 million from the end of the previous fiscal year.

(2) Outlook for the Year Ending March 31, 2007

For the second half of the year ending March 31, 2007, Omron projects an increase in net income in addition to an increase in income from the sale of land and buildings of the Tokyo Head Office. However, the Company projects that the effect of payments for acquisition of businesses and ongoing aggressive investments in growth, including investment in the Company's infrastructure in China and in product development as part of the Company's growth strategy, will result in a decrease in free cash flow — calculated as net cash provided by operating activities less net cash used in investing activities — compared with the previous fiscal year.

In financing activities, despite these capital requirements, Omron will flexibly manage sources and uses of capital, taking financial conditions into consideration while efficiently deploying capital and maintaining appropriate capital levels throughout the Group.

Considering the above cash flow projections, Omron believes that the balance of cash and cash equivalents of ¥46,554 million as of September 30, 2006 is more than sufficient for business operations in the present economic conditions.

(3) Cash Flow Indicators and Trends

Consolidated cash flow indicators and trends for the three most recent interim periods and the two most recent fiscal years are as follows.

	Interim period ended Sept. 30, 2004	Interim period ended Sept. 30, 2005	Interim period ended Sept. 30, 2006	Year ended March 31, 2005	Year ended March 31, 2006
Net worth ratio (%)	52.3	64.6	58.5	52.2	61.6
Net worth ratio on market value basis (%)	101.5	120.0	109.5	95.1	134.5
Debt repayment period (years)	--	--	--	0.4	0.1
Interest coverage ratio (times)	49.7	50.2	21.7	55.6	57.6

Notes:

Net worth ratio: Net worth/Total assets
Net worth ratio on market value basis: Total market value of stock/Total assets
Debt repayment period: Interest-bearing liabilities/Net cash provided by operating activities (not stated for interim periods)
Interest coverage ratio: Net cash provided by operating activities/Interest expense

1. All indicators are calculated on a consolidated basis.
2. Total market value of stock is calculated by multiplying the closing share price at the end of the period by the total number of shares outstanding at the end of the period (excluding treasury stock).
3. Net cash provided by operating activities is as reported in the consolidated statement of cash flows. Interest-bearing liabilities are liabilities stated on the consolidated balance sheets on which interest is paid. Interest expense is as stated in the notes to the consolidated statements of cash flows.

(c) Business and Other Risks

The following risks may influence the Omron Group's management results and financial condition (including share price), and Omron believes that these items may substantially affect investor decisions.

Note that items referring to the future reflect the Omron Group's forecasts and assumptions as of October 30, 2006, the date of publication of these materials.

1. Economic Conditions

The primary business of the Omron Group is consumer and commerce electronic components used in the manufacture of control system equipment and other electrical and electronic equipment by the manufacturing sector and in capital investment related areas. Accordingly, demand for Omron Group products is affected by economic conditions in these markets. Also, the Omron Group procures raw materials and semi-finished products in a wide variety of forms, and rapid increases in demand could result in supply shortages and/or sudden increases in prices that could halt production and/or cause sudden increases in costs.

Both in Japan and overseas, therefore, market forces affecting suppliers to, and purchasers from, the Omron Group can result in the contraction of demand for our products, thereby possibly having a negative impact on the Group's operating results and financial condition.

2. Risks Accompanying Overseas Business Activities

The Omron Group actively conducts business activities such as production and sales in overseas markets. The Group may be subject to operating difficulties in overseas countries related to possible social unrest due to factors including differences in culture or religion, political turmoil and uncertainty in economic trends, differences in business customs in areas such as the structure of relationships with local businesses and collection of receivables, specific legal systems and investment regulations, changes in tax systems, labor shortages and problems in the labor-management relationship, epidemics, and terrorism, wars, and other political circumstances.

These various risks associated with overseas operations may have a negative impact on the Omron Group's operating results and financial condition.

3. Exchange Rate Fluctuation

The Omron Group has 122 overseas affiliated companies and continues to reinforce its business operations in overseas markets, such as China for which major market growth is anticipated in the future. The percentage of consolidated net sales accounted for by overseas sales during the interim period ended September 30, 2006 was 48.1 percent, and Omron expects further increases in the overseas operations ratio due to factors such as production shifts.

The Omron Group seeks to hedge against exchange rate risk in such ways as balancing imports and exports denominated in foreign currencies. Exchange rate fluctuations, however, could have a negative impact on the Omron Group's operating results and financial condition.

4. Product Defects

The Omron Group states maximizing customer satisfaction as one of its management commitments under its basic philosophy of "working for the benefit of society," and seeks to provide the best quality products and services based on the principal of "quality first." In particular, the Group has established strict quality control standards and built a quality control system, and develops and manufactures its products accordingly. The Corporate General Affairs Division of the parent company conducts quality audits, and a Group-wide quality check system is in place for the ongoing improvement of the quality of the Group's entire line of products and services. Nevertheless, there is no assurance that all of the Group's products are without defects, and that recalls will not occur in the future. Large-scale recalls and/or product defects resulting in liability-related damages could impose huge costs, could severely influence evaluations of the Omron Group, and could result in reduced sales. Such events could exert a negative impact on the Group's operating results and financial condition.

In addition, to respond to an EU directive banning the use of lead, cadmium and certain other chemical substances in electric and electronic products in the European Union from July 2006, the Omron Group, in cooperation with its suppliers, is in the process of investigating the status of regulated chemical substances in all of the components and materials the Group uses, and is accelerating efforts to switch to substitute components and materials that do not contain regulated chemical substances in order to completely eliminate regulated substances from all the Group's products throughout the world and make them "environmentally warranted products."

However, delays in the switchover beyond customer deadlines due to late response by some suppliers in providing substitute components and other factors could result in liability-related damages or a violation of the EU directive, which could have a negative impact on the Omron Group's operating results and financial condition.

5. Research and Development Activities

Based on a policy of securing a balance between growth and income, the Omron Group invests aggressively in R&D as part of its technology-centered business operations. As a result, the R&D expense ratio is approximately 8 percent.

The Omron Group strives to increase the new product contribution ratio by reflecting such considerations as market needs in its R&D themes and goals. However, factors such as delays in R&D or insufficient technological capabilities that result in a decrease in the R&D new product contribution ratio could have a negative impact on the Omron Group's operating results and financial condition.

6. Information Leakage

The Omron Group acquires information, including personal information of customers and confidential information of suppliers and other entities through its business processes and important information in the course of business. The Omron Group is strengthening security to prevent external entry into its internal information systems and misappropriation by third parties, and a special committee has been established centering on the Corporate General Affairs Division. Steps are being taken to reinforce control over the information the Group handles, and to further improve employees' information literacy.

Unanticipated leakage of internal information, however, due for example to invasion of internal information systems using technology exceeding implemented security levels, could exert a negative impact on the Omron Group's operating results and financial condition.

7. Risks Associated with Patent Rights and Other Intellectual Property Rights

The Omron Group has accumulated technology and expertise allowing it to differentiate its products from those of its competitors. However, it is impossible to completely protect all of the Group's intellectual property consisting of proprietary technology and expertise, due to legal restrictions in specific regions, including China, and conditions that allow only limited protection. At present, the Omron Group is working on intellectual property protection against imitation products, through such measures as the placement of full-time personnel (including local staff) in Shanghai. However, it is possible that the Group will not be able to completely prevent third parties from using its intellectual

property in the manufacture of imitation products.

In China, skills in the methods needed to manufacture and sell imitations of the Omron Group's products improve each year, and organizations that manufacture and market counterfeit products have become extremely troublesome. The circulation of low-quality counterfeits that fraudulently use the Omron Group brand in Asia, including China, could damage trust in the Omron Group's products and the Group's brand image, and could exert a negative impact on the Omron Group's operating results and financial condition.

Omron has always focused on managing its brands. Recently, however, it has discovered that several overseas businesses and organizations are using domain names similar to Omron's. Omron has identified some of these and is responding with measures including issuing warning notices.

However, it is difficult to identify and deal with all businesses and organizations using similar domain names, and there is a danger that unethical business practices by such entities will damage the Group's reputation.

For its R&D and design, the Omron Group uses a dedicated system to conduct surveys of technologies in the public domain and those of other companies. However, because Group products cover a diverse range of fields in which there are many patents and other intellectual property rights, and in which the number of new patents and intellectual property rights is constantly growing, the possibility exists that a third party could make a claim again the Group with respect to a specific product or part. The Omron Group is working to improve employee morale through measures such as revising its employee invention compensation policy in line with revisions to Japan's Patent Law and introducing a new award system. However, disputes could arise with respect to the value of an invention with inventors who have retired from the Group.

8. Natural Disasters

Because of the possibility of reduction of production capability, temporary disruption of distribution and sales routes, or other consequences of a natural disaster, fire or other calamity, including a large-scale earthquake in areas such as Tokai and Tonankai or directly below the Tokyo area, the Omron Group has identified the assumed risks and implemented the necessary safety measures and measures for continuation and early recovery of its businesses.

However, the Omron Group's operating bases are located in Japan and around the world, and it is impossible to avoid all risks due to a natural disaster, fire or other calamity. As a result, a natural disaster, fire or other calamity could exert a negative impact on the Omron Group's operating results and financial condition.

Projections of results and future developments are based on information available to the Company at the present time, as well as certain assumptions judged by the Company to be reasonable. Various factors could cause actual results to differ materially from these projections. Major factors influencing Omron's actual results include, but are not limited to, (i) the economic conditions affecting the Company's businesses in Japan and overseas, (ii) demand trends for the Company's products and services, (iii) the ability of the Omron Group to develop new technologies and new products, (iv) major changes in the fund-raising environment, (v) tie-ups or cooperative relationships with other companies, and (vi) movements in currency exchange rates and stock markets.

(Attachment)

4. Interim Consolidated Financial Statements

Interim Consolidated Statements of Operations
(With transfer of substitutional portion of employees' pension fund stated separately)

(Millions of yen)

	Six months ended September 30, 2006		Six months ended September 30, 2005		Year ended March 31, 2006	
Net sales	329,847	100.0%	285,362	100.0%	626,782	100.0%
Cost of sales	201,745	61.2	168,120	58.9	373,393	59.6
Gross profit	128,102	38.8	117,242	41.1	253,389	40.4
Selling, general and administrative expenses	79,983	24.2	73,185	25.6	152,675	24.3
Research and development expenses	24,082	7.3	24,712	8.7	50,501	8.1
Transfer of substitutional portion of employees' pension fund	—	—	(11,915)	(4.2)	(11,915)	(1.9)
Operating income	24,037	7.3	31,260	11.0	62,128	9.9
Interest expense (income), net	(406)	(0.1)	(297)	(0.0)	(609)	(0.1)
Foreign exchange loss, net	654	0.2	570	0.2	1,306	0.2
Other expenses (income), net	(6,101)	(1.9)	(768)	(0.3)	(2,921)	(0.5)
Income before income taxes and minority interests and cumulative effect of accounting change	29,890	9.1	31,755	11.1	64,352	10.3
Income taxes:	12,735	3.9	13,806	4.8	27,238	4.4
Current	9,737		9,671		23,276	
Deferred	2,998		4,135		3,962	
Minority interests	76	0.0	20	0.0	150	0.0
Equity in net losses of affiliates	2,286	0.7	—	—	—	—
Net income before adjustment for cumulative effect of accounting change	14,793	4.5	17,929	6.3	36,964	5.9
Cumulative effect of accounting change (after tax effect considerations)	—	—	1,201	0.4	1,201	0.2
Net income	14,793	4.5	16,728	5.9	35,763	5.7

Notes:

1. Gain and loss recognized in connection with the return of the substitutional portion of the employees' pension fund (excluding the difference on return of liabilities) during the six months ended September 30, 2005 and the year ended March 31, 2006 are included in selling, general and administrative expenses and research and development expenses under U.S. GAAP. To facilitate comparison with the current fiscal year, the statement above displays this gain and loss together with the difference on return of liabilities separately as "Return of substitutional portion of employees' pension fund." If this gain or loss (excluding the difference on return of liabilities) were included in selling, general and administrative expenses and research and development expenses, and the difference on return of liabilities were stated separately, in accordance with U.S. GAAP, the statement would be as shown on the next page.
2. From the six months ended September 30, 2005 and the year ended March 31, 2006, the measurement date of projected benefit obligation and pension plan assets for pension accounting has been changed. As a result of the change, the Company recorded ¥1,201 million as cumulative effect of accounting change (after tax effect considerations).

(Attachment)

Interim Consolidated Statements of Operations

(Millions of yen)

	Six months ended September 30, 2006		Six months ended September 30, 2005		Year ended March 31, 2006	
Net sales	329,847	100.0%	285,362	100.0%	626,782	100.0%
Cost of sales	201,745	61.2	184,095	64.5	389,368	62.1
Gross profit	128,102	38.8	101,267	35.5	237,414	37.9
Selling, general and administrative expenses	79,983	24.2	81,820	28.7	161,310	25.8
Research and development expenses	24,082	7.3	29,526	10.3	55,315	8.8
Loss from transfer of obligation with transfer of substitutional portion of employees' pension fund	—	—	(41,339)	(14.5)	(41,339)	(6.6)
Operating income	24,037	7.3	31,260	11.0	62,128	9.9
Interest expense (income), net	(406)	(0.1)	(297)	(0.0)	(609)	(0.1)
Foreign exchange loss, net	654	0.2	570	0.2	1,306	0.2
Other expenses (income), net	(6,101)	(1.9)	(768)	(0.3)	(2,921)	(0.5)
Income before income taxes and minority interests and cumulative effect of accounting change	29,890	9.1	31,755	11.1	64,352	10.3
Income taxes:	12,735	3.9	13,806	4.8	27,238	4.4
Current	9,737		9,671		23,276	
Deferred	2,998		4,135		3,962	
Minority interests	76	0.0	20	0.0	150	0.0
Equity in net losses of affiliates	2,286	0.7	—	—	—	—
Income before adjustment for cumulative effect of accounting change	14,793	4.5	17,929	6.3	36,964	5.9
Cumulative effect of accounting change (after tax effect considerations)	—	—	1,201	0.4	1,201	0.2
Net income	14,793	4.5	16,728	5.9	35,763	5.7

Notes:

1. Gain and loss recognized in connection with the return of the substitutional portion of the employees' pension fund (excluding the difference from transfer of obligation) during the six months ended September 30, 2005 and the year ended March 31, 2006 are included in selling, general and administrative expenses and research and development expenses under U.S. GAAP. The difference of ¥41,339 million between the accrued benefit obligation and related pension plan assets is stated as "Loss from transfer of obligation with transfer of substitutional portion of employees' pension fund." The difference of ¥8,870 million between the projected benefit obligation and accrued benefit obligation, which is the previously accrued salary progression related to the substitutional portion, was recognized as a return of net periodic pension cost, and the one-time amortization of the unrecognized actuarial balance corresponding to the substitutional portion, which totaled ¥38,294 million, was recognized as a settlement loss. Of the return of the previously accrued salary progression and the settlement loss totaling ¥29,424 million, ¥15,975 million is accounted for in cost of sales, ¥8,635 million in selling, general and administrative expenses, and ¥4,814 million in research and development expenses.
2. For the six months ended September 30, 2005 and the year ended March 31, 2006, the measurement date of projected benefit obligation and pension plan assets for pension accounting has been changed. As a result of the change, the Company recorded ¥1,201 million as cumulative effect of accounting change (after tax effect considerations).

(Attachment)

Interim Consolidated Balance Sheets

(Millions of yen)

	As of September 30, 2006		As of September 30, 2005		As of March 31, 2006	
ASSETS						
Current Assets:	325,270	53.3%	265,765	48.5%	292,313	49.6%
Cash and cash equivalents	46,554		55,606		52,285	
Notes and accounts receivable — trade	149,555		108,873		139,001	
Allowance for doubtful receivables	(2,454)		(2,614)		(2,653)	
Inventories	100,089		77,673		74,958	
Deferred income taxes	18,629		17,015		18,571	
Other current assets	12,897		9,212		10,151	
Property, Plant and Equipment:	158,812	26.0	159,208	29.0	167,617	28.5
Land	28,192		44,122		46,571	
Buildings	123,458		114,753		117,414	
Machinery and equipment	172,861		151,350		159,254	
Construction in progress	6,947		5,926		8,180	
Accumulated depreciation	(172,646)		(156,943)		(163,802)	
Investments and Other Assets:	126,344	20.7	123,328	22.5	129,131	21.9
Investments in and advances to associates	15,286		16,569		16,135	
Investment securities	43,595		56,513		62,477	
Leasehold deposits	8,657		8,622		8,553	
Deferred income taxes	21,027		17,315		15,892	
Other	37,779		24,309		26,074	
Total Assets	610,426	100.0%	548,301	100.0%	589,061	100.0%

(Attachment)

(Millions of yen)

	As of September 30, 2006		As of September 30, 2005		As of March 31, 2006	
LIABILITIES						
Current Liabilities:	194,624	31.9%	130,377	23.8%	155,660	26.4%
Bank loans	29,869		1,675		2,468	
Notes and accounts payable −trade	100,084		69,526		85,224	
Accrued expenses	29,678		25,700		28,683	
Income taxes payable	8,466		8,067		12,288	
Deferred income taxes	116		76		105	
Other current liabilities	26,082		25,043		26,596	
Current portion of long-term debt	329		290		296	
Long-Term Debt	1,837	0.3	1,237	0.2	1,049	0.2
Deferred Income Taxes	131	0.0	1,428	0.3	673	0.1
Termination and Retirement Benefits	54,839	9.0	59,268	10.8	67,046	11.4
Other Long-Term Liabilities	477	0.1	313	0.0	571	0.1
Minority Interests in Subsidiaries	1,241	0.2	1,543	0.3	1,125	0.2
Total Liabilities	253,149	41.5	194,166	35.4	226,124	38.4
SHAREHOLDERS' EQUITY						
Common stock	64,100	10.5	64,100	11.7	64,100	10.9
Additional paid-in capital	98,777	16.2	98,726	18.0	98,724	16.7
Legal reserve	8,245	1.3	7,913	1.4	8,082	1.4
Retained earnings	238,962	39.1	213,158	38.9	227,791	38.7
Accumulated other comprehensive income (loss)	(9,362)	(1.5)	(6,585)	(1.2)	(2,971)	(0.5)
Foreign currency translation adjustments	2,693		(6,887)		(1,353)	
Minimum pension liability adjustments	(23,456)		(15,791)		(21,183)	
Net unrealized gains on securities	11,564		16,209		19,671	
Net gains (losses) on derivative instruments	(163)		(116)		(106)	
Treasury stock	(43,445)	(7.1)	(23,177)	(4.2)	(32,789)	(5.6)
Total Shareholders' Equity	357,277	58.5	354,135	64.6	362,937	61.6
Total Liabilities and Shareholders' Equity	610,426	100.0%	548,301	100.0%	589,061	100.0%

(Attachment)

Consolidated Statements of Shareholders' Equity

Six months ended September 30, 2006 (Millions of yen)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2006	64,100	98,724	8,082	227,791	(2,971)	(32,789)
Net income				14,793		
Cash dividends				(3,458)		
Transfer to legal reserve			163	(163)		
Foreign currency translation adjustments					4,046	
Minimum pension liability adjustments					(2,273)	
Unrealized losses on available-for-sale securities					(8,107)	
Net losses on derivative instruments					(57)	
Acquisition of treasury stock						(11,154)
Disposal of treasury stock		1				2
Exercise of stock options		10		(1)		496
Grant of stock options		42				
Balance, September 30, 2006	64,100	98,777	8,245	238,962	(9,362)	(43,445)

Six months ended September 30, 2005 (Millions of yen)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2005	64,100	98,726	7,649	199,551	(41,009)	(23,207)
Net income				16,728		
Cash dividends				(2,857)		
Transfer to legal reserve			264	(264)		
Foreign currency translation adjustments					3,667	
Minimum pension liability adjustments					25,332	
Unrealized gains on available-for-sale securities					5,300	
Net gains on derivative instruments					125	
Acquisition of treasury stock						(33)
Disposal of treasury stock		0				1
Exercise of stock options		(0)				62
Balance, September 30, 2005	64,100	98,726	7,913	213,158	(6,585)	(23,177)

Year ended March 31, 2006 (Millions of yen)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2005	64,100	98,726	7,649	199,551	(41,009)	(23,207)
Net income				35,763		
Cash dividends				(7,078)		
Transfer to legal reserve			433	(433)		
Foreign currency translation adjustments					9,201	
Minimum pension liability adjustments					19,940	
Unrealized gains on available-for-sale securities					8,762	
Net gains on derivative instruments					135	
Acquisition of treasury stock						(10,075)
Disposal of treasury stock		1				2
Exercise of stock options		(3)		(12)		491
Balance, March 31, 2006	64,100	98,724	8,082	227,791	(2,971)	(32,789)

Interim Consolidated Statements of Cash Flows

(Millions of yen)

	Six months ended September 30, 2006	Six months ended September 30, 2005	Year ended March 31, 2006
Operating Activities:			
Net income	14,793	16,728	35,763
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	16,457	14,673	30,825
Net loss (gain) on sales and disposals of property, plant and equipment	6,340	(374)	42
Net gain on sales of short-term investments and investment securities	(464)	(1,044)	(4,302)
Loss on impairment of investment securities and other assets	82	692	757
Loss from transfer of obligation with transfer of substitutional portion of employees' pension fund	—	(41,339)	(41,339)
Gain on establishment of retirement benefit trust	(10,141)	—	—
Termination and retirement benefits	(800)	29,514	29,254
Deferred income taxes	2,998	4,135	3,962
Minority interests	76	20	150
Equity in earnings of affiliates	2,286	472	493
Net gain on sales of business entities	—	—	(194)
Cumulative effect of accounting change	—	1,201	1,201
Changes in assets and liabilities:			
Decrease (increase) in notes and accounts receivable — trade, net	4,661	18,416	(9,629)
Increase in inventories	(21,563)	(6,851)	(2,098)
Decrease (increase) in other assets	670	(941)	(560)
Increase (decrease) in notes and accounts payable — trade	2,474	(6,583)	7,079
Decrease in income taxes payable	(5,168)	(4,820)	(685)
Increase (decrease) in accrued expenses and other current liabilities	(2,004)	(498)	1,411
Other, net	189	(126)	(431)
Total adjustments	(3,907)	6,547	15,936
Net cash provided by operating activities	10,886	23,275	51,699
Investing Activities:			
Proceeds from sales or maturities of short-term investments and investment securities	505	3,222	6,830
Purchase of short-term investments and investment securities	(381)	(769)	(1,294)
Capital expenditures	(20,908)	(18,803)	(40,560)
Decrease (increase) in leasehold deposits	(27)	84	161
Proceeds from sales of property, plant and equipment	12,752	1,677	1,981
Acquisition of minority interests	(15)	(1)	(200)
Decrease (increase) in investment in and loans to affiliates	(988)	542	251
Proceeds from sale of business entities, net	—	—	(544)
Payment for acquisition of business entities, net	(17,541)	(8,641)	(9,645)
Net cash used in investing activities	(26,603)	(22,689)	(43,020)
Financing Activities:			
Net proceeds (repayments) of short-term bank loans	23,858	(12,488)	(11,813)
Proceeds from issuance of long-term debt	221	53	318
Repayments of long-term debt	(232)	(10,657)	(11,012)
Dividends paid by the Company	(4,221)	(3,332)	(6,190)
Dividends paid to minority interests	(9)	(28)	(28)
Acquisition of treasury stock	(11,154)	(33)	(10,075)
Disposal of treasury stock	3	1	3
Exercise of stock options	505	62	477
Net cash provided by (used in) financing activities	8,971	(26,422)	(38,320)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,015	823	1,307
Net Increase (Decrease) in Cash and Cash Equivalents	(5,731)	(25,013)	(28,334)
Cash and Cash Equivalents at Beginning of the Period	52,285	80,619	80,619
Cash and Cash Equivalents at End of the Period	46,554	55,606	52,285
Notes to cash flows from operating activities:			
Interest paid	501	464	898
Taxes paid	14,796	14,504	23,843
Note to investing and financing activities not involving cash flow:			
Debt related to capital expenditures	3,302	1,760	3,220
Transfer of assets and liabilities to affiliate created through joint venture	16,019	—	—

(Attachment)

Preparation of the Consolidated Financial Statements

1. Scope of Consolidation and Application of the Equity Method

(1) Number of consolidated subsidiaries and companies accounted for by the equity method

	Six months ended September 30, 2006	Year ended March 31, 2006	Increase (decrease)
Consolidated subsidiaries	159	144	+15
Unconsolidated subsidiaries accounted for by the equity method	—	—	—
Affiliates accounted for by the equity method	22	17	+5
Total	181	161	+20

(2) Names of principal subsidiaries and affiliates

Consolidated subsidiaries: OMRON Relay & Devices Corporation, OMRON Europe B.V.

Companies accounted for by the equity method: Hitachi-Omron Terminal Solutions, Corp.

(3) Changes in scope of consolidation and application of the equity method:

Consolidated subsidiaries

(New) 15 companies (OMRON PRECISION TECHNOLOGY Co., Ltd., OMRON SCIENTIFIC TECHNOLOGIES INCORPORATED and 13 others)

(Eliminated) 0 companies

Affiliates accounted for by the equity method:

(New) 6 companies

(Eliminated) 1 company

2. Comprehensive Income

Comprehensive income in addition to other comprehensive income in net income is as follows:

Six months ended September 30, 2006: ¥8,402 million
Six months ended September 30, 2005: ¥51,152 million
Year ended March 31, 2006: ¥73,801 million

Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments, unrealized gains or losses on available-for-sale securities and net gains or losses on derivative instruments.

3. Major Components of Other Expenses (Income), Net

The major components of "Other expenses (income), net" are as follows:

Six months ended September 30, 2006	Gain on establishment of retirement benefit trust	¥(10,141) million
	Loss on sales and disposals of property, plant and equipment	¥6,340 million
Six months ended September 30, 2005	Net gain on sales of investment securities	¥(1,044) million
	Loss on impairment of investment securities and other assets	¥692 million
Year ended March 31, 2006	Net gain on sales of investment securities	¥(4,302) million
	Loss on impairment of investment securities and other assets	¥757 million

4. Change in Method of Presentation

"Equity in net losses of affiliates," which was previously included in "Other expenses (income), net," is presented immediately after "Minority interests" from the six months ended September 30, 2006.

Equity in net losses of affiliates included in "Other expenses (income), net" for the six months ended September 30, 2005 and the year ended March 31, 2006 was ¥472 million and ¥493 million, respectively.

5. Segment Information

1. Business Segment Information

Six months ended September 30, 2006 (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Automotive Electronic Components Business	Social Systems Business	Healthcare Business	Others	Total	Eliminations & Corporate	Consolidated
Net sales:									
(1) Sales to outside customers	146,895	62,072	42,751	34,356	30,624	13,149	329,847	—	329,847
(2) Intersegment sales and transfers	4,389	11,446	1,130	4,715	103	22,823	44,606	(44,606)	—
Total	151,284	73,518	43,881	39,071	30,727	35,972	374,453	(44,606)	329,847
Operating expenses	128,777	66,803	45,888	39,961	27,024	34,438	342,891	(37,081)	305,810
Operating income	22,507	6,715	(2,007)	(890)	3,703	1,534	31,562	(7,525)	24,037

Notes: 1. "Social Systems Business" includes the Social Systems Solutions and Service Business Company and others.
2. "Others" includes the Business Development Group and other divisions.

Six months ended September 30, 2005 (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Automotive Electronic Components Business	Social Systems Business	Healthcare Business	Others	Total	Eliminations & Corporate	Consolidated
Net sales:									
(1) Sales to outside customers	130,272	45,924	35,130	33,991	27,550	12,495	285,362	—	285,362
(2) Intersegment sales and transfers	4,524	10,340	1,598	3,982	95	22,126	42,665	(42,665)	—
Total	134,796	56,264	36,728	37,973	27,645	34,621	328,027	(42,665)	285,362
Operating expenses	114,357	50,915	37,502	40,408	24,579	33,277	301,038	(35,021)	266,017
Operating income	20,439	5,349	(774)	(2,435)	3,066	1,344	26,989	(7,644)	19,345

Year ended March 31, 2006 (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Automotive Electronic Components Business	Social Systems Business	Healthcare Business	Others	Total	Eliminations & Corporate	Consolidated
Net sales:									
(1) Sales to outside customers	272,657	97,699	77,593	91,804	61,090	25,939	626,782	—	626,782
(2) Intersegment sales and transfers	8,897	21,081	2,982	8,675	237	44,869	86,741	(86,741)	—
Total	281,554	118,780	80,575	100,479	61,327	70,808	713,523	(86,741)	626,782
Operating expenses	239,620	107,590	82,538	96,046	52,675	69,136	647,605	(71,036)	576,569
Operating income	41,934	11,190	(1,963)	4,433	8,652	1,672	65,918	(15,705)	50,213

Notes: 1. "Social Systems Business" includes the Social Systems Solutions and Service Business Company and others.
2. "Others" includes the Business Development Group and other divisions.
3. This segment information was prepared in accordance with rules for interim consolidated financial statements. Therefore, all profit and loss from the transfer of the substitutional portion of the employees' pension fund is not included in "Operating expenses" for the six months ended September 30, 2005 and the year ended March 31, 2006.

(Attachment)

2. Geographical Segment Information

Six months ended September 30, 2006 (Millions of yen)

	Japan	North America	Europe	Greater China	South-east Asia	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	182,642	45,519	54,232	28,846	18,608	329,847	—	329,847
(2) Intersegment sales and transfers	59,495	419	685	18,684	4,943	84,226	(84,226)	—
Total	242,137	45,938	54,917	47,530	23,551	414,073	(84,226)	329,847
Operating expenses	215,545	46,361	50,266	47,485	21,508	381,165	(75,355)	305,810
Operating income	26,592	(423)	4,651	45	2,043	32,908	(8,871)	24,037

Six months ended September 30, 2005 (Millions of yen)

	Japan	North America	Europe	Greater China	South-east Asia	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	167,309	35,431	46,448	19,696	16,478	285,362	—	285,362
(2) Intersegment sales and transfers	46,985	173	549	14,325	4,019	66,051	(66,051)	—
Total	214,294	35,604	46,997	34,021	20,497	351,413	(66,051)	285,362
Operating expenses	194,378	35,090	43,392	33,275	18,528	324,663	(58,646)	266,017
Operating income	19,916	514	3,605	746	1,969	26,750	(7,405)	19,345

Year ended March 31, 2006 (Millions of yen)

	Japan	North America	Europe	Greater China	South-east Asia	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	370,666	79,686	98,957	41,728	35,745	626,782	—	626,782
(2) Intersegment sales and transfers	100,358	435	1,148	29,961	8,578	140,480	(140,480)	—
Total	471,024	80,121	100,105	71,689	44,323	767,262	(140,480)	626,782
Operating expenses	418,101	79,670	92,777	70,658	40,593	701,799	(125,230)	576,569
Operating income	52,923	451	7,328	1,031	3,730	65,463	(15,250)	50,213

Note: This segment information was prepared in accordance with rules for interim consolidated financial statements. Therefore, all profit and loss from the transfer of the substitutional portion of the employees' pension fund is not included in "Operating expenses" for the six months ended September 30, 2005 and the year ended March 31, 2006.

3. Overseas Sales

(Millions of yen)

	Six months ended September 30, 2006	Six months ended September 30, 2005	Year ended March 31, 200
North America	45,867	35,663	79,920
(% of total sales)	13.9%	12.5%	12.7%
Europe	54,277	46,471	99,024
(% of total sales)	16.4%	16.3%	15.8%
Greater China	32,555	20,298	44,234
(% of total sales)	9.9%	7.1%	7.1%
South-east Asia	26,032	22,320	48,770
(% of total sales)	7.9%	7.8%	7.8%
Total	158,731	124,752	271,948
(% of total sales)	48.1%	43.7%	43.4%

6. Securities

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," among marketable securities held by the Company and its subsidiaries, available-for-sale securities are stated at fair value reflecting unrealized gains and losses.

Investment securities include debt securities and equity securities. For marketable securities included among these, the acquisition cost or amortized cost, unrealized gain and loss, and fair value are as follows.

As of September 30, 2006
Available-for-sale securities (Millions of yen)

	Cost*	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities	1,060	213	—	1,273
Equity securities	16,256	20,609	(87)	36,778
Total investment securities	17,316	20,822	(87)	38,051

As of September 30, 2005
Available-for-sale securities (Millions of yen)

	Cost*	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities	1,064	195	—	1,259
Equity securities	22,039	28,110	(8)	50,141
Total investment securities	23,103	28,305	(8)	51,400

As of March 31, 2006
Available-for-sale securities (Millions of yen)

	Cost*	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities	1,067	413	—	1,480
Equity securities	22,302	33,770	—	56,072
Total investment securities	23,369	34,183	—	57,552

*Indicates amortized cost for debt securities and acquisition cost for equity securities.

(Attachment)

7. Breakdown of Sales

Net sales by consolidated business segment

(Millions of yen)

	Six months ended September 30, 2006		Six months ended September 30, 2005		Increase (decrease)
Industrial Automation Business	146,895	44.5%	130,272	45.6%	12.8%
Electronic Components Business	62,072	18.8	45,924	16.1	35.2
Automotive Electronic Components Business	42,751	13.0	35,130	12.3	21.7
Social Systems Business	34,356	10.4	33,991	11.9	1.1
Healthcare Business	30,624	9.3	27,550	9.7	11.2
Other	13,149	4.0	12,495	4.4	5.2
Total	329,847	100.0	285,362	100.0	15.6

Notes: 1. "Social Systems Business" includes the Social Systems Solutions and Service Business Company and others.
2. "Others" includes the Business Development Group and other divisions.

Projected net sales by consolidated business segment

(Millions of yen)

	Year ending March31, 2007		Year ended March31, 2006		Increase (decrease)
Industrial Automation Business	303,500	41.0%	272,657	43.5%	11.3%
Electronic Components Business	145,500	19.7	97,699	15.6	48.9
Automotive Electronic Components Business	92,500	12.5	77,593	12.4	19.2
Social Systems Business	102,500	13.8	91,804	14.6	11.7
Healthcare Business	67,000	9.1	61,090	9.7	9.7
Other	29,000	3.9	25,939	4.2	11.8
Total	740,000	100.0	626,782	100.0	18.1

Notes: 1. "Social Systems Business" includes the Social Systems Solutions and Service Business Company and others.
2. "Others" includes the Business Development Group and other divisions.



OMRON
Sensing tomorrow™

Financial Results for the Three Months Ended June 30, 2006

July 28, 2006

OMRON Corporation



OMRON Corporation Investor Relations

OMRON
Sensing tomorrow™

Contents

Financial Results for the Three Months Ended June 30, 2006

Notes:

1. Quarterly financial information is not audited or reviewed by an auditing corporation.
2. The financial statements are prepared in accordance with U.S. GAAP.
3. Includes 147 consolidated subsidiaries and 16 affiliated companies accounted for by the equity method.
4. Projections of results and future developments are based on information available to the Company at the present time, as well as certain assumptions judged by the Company to be reasonable. Various factors could cause actual results to differ materially from these projections. Major factors influencing Omron's actual results include, but are not limited to, (i) the economic conditions surrounding the Company's businesses in Japan and overseas, (ii) demand trends for the Company's products and services, (iii) the ability of the Omron Group to develop new technologies and new products, (iv) major changes in the fund-raising environment, (v) tie-ups or cooperative relationships with other companies, and (vi) movements in currency exchange rates and stock markets.



Main Business Areas

OMRON
Sensing tomorrow™

Industrial Automation	
IAB	: Sensing Devices, Control Devices, Safety Devices, Inspection Systems, etc.
Electronic components	
ECB	: Relays, Switches, Connectors, Micro Lens Arrays, Backlights for LCD, Optical Communications Devices, etc.
Automotive Electronics	
AEC	: Keyless Entry System, Power Window Switches, Automotive relays Components, Laser Radars, TPMS etc.
Social Systems	
SSB	: Passenger Gates, Ticket Vending Machines, Road Management System, Security Management Systems, Face Recognition Systems, etc.
Healthcare Equipment	
HCB	: Digital Blood Pressure Monitors, Body Composition Analyzers Nebulizer, etc.
Others	
Others	: Personal Computer Peripherals, RFID Systems, Commercial Game Machines, etc.



Net sales 700 billion yen
IAB 43%
ECB 17%
AEC 13%
SSB 14%
HCB 10%
Others 3%
FY2006 Plan


OMRON
Sensing tomorrow™

1. Executive Summary

Executive Summary

OMRON
Sensing tomorrow™

The Year ending March 2007 is the final milestone toward achieving 2nd phase objectives of Grand Design 2010
"Accelerating growth while securing profit increase advancing toward FY07 targets by front-loading growth"

1st Quarter Results and Key Points

■Sales results were as planned ; Operating income exceeded original target due to SG&A and R&D expenses reduction

Consolidated	Result	vs. same period in prev. year	vs. original target	
Net sales	¥155.4 billion	112.2%	100.3%	
Operating income	¥9.5billion	104.6%	126.9%	(Operating margin 6.1%)
NIBT	¥13.6 billion	158.7%	136.1%	(NIBT margin 8.7%)
Net income	¥6.9billion	133.2%	114.3%	(NI margin 4.4%)

(1) Net sales : 12% increase over previous year due to strong performance by Electronic Components Business (ECB), Automotive Electronic Components Business (AEC), and Healthcare Business (HCB)

(2) Operating income : Increase in gross profit due to increase of net sales was the main factor of 5% increase against the original target (Refer to P.10)
27% increase over previous year due to SG&A and R&D expenses reduction (Refer to P.11)

(3) NIBT: 59% increase over previous year due to factors including gain on the establishment of a retirement benefit trust and a loss on the sale of land and buildings of the Tokyo Head Office.

(4) Business summary: Sales were strong. For Operating income, AEC faced difficult conditions

Full-Year Forecasts and Key Points

■Sales & income both forecast to be in line with original target

Consolidated	Year ending March 31, 2007	vs. same period in prev. year	
Net sales	¥700.0 billion	111.7%	
Operating income	¥63.0 billion	101.4%	(Operating margin 9.0%)
NIBT	¥65.0 billion	101.0%	(NIBT margin 9.3%)
Net income	¥37.5 billion	104.9%	(NI margin 5.4%)

*Assumption: The PL influence of the announced two M&A is not included.

OMRON

Sensing tomorrow™

2. Results for the Three Months Ended June 30, 2006

Consolidated Statements of Income

Sales: ¥155.4b ; Operating margin : 6.1%

Net Sales matched the original target ; Operating income was 27% increase YoY change due to SG&A and R&D expense reduction

(billion yen)

	FY2005 Q1 Actual(1)	FY2006 Q1 Actual(2)	Change From last year (2)/(1)	FY2006 Q1 Original target(3)	Change From Original target (2)/(3)
Net sales	138.5	155.4	112.2%	155.0	100.3%
Gross profit	55.9	61.0	109.0%	62.0	98.3%
SG&A expense	35.3	39.9	113.1%	41.0	97.4%
R&D expense	11.5	11.5	99.9%	13.5	85.3%
Operating income	9.1	9.5	104.6%	7.5	126.9%
NIBT	8.6	13.6	158.7%	10.0	136.1%
NIAT	5.1	6.9	133.2%	6.0	114.3%

(yen)

	FY2005 Q1 Actual(1)	FY2006 Q1 Actual(2)	Change From last year	FY2006 Q1 Original target(3)	Change From Original target
USD	108.1	114.8	6.7	110.0	4.8
EUR	136.2	144.1	7.9	135.0	9.1

Breakdown of Sales by Region and Business


OMRON
Sensing tomorrow™

Sales results were as planned in Japan and overseas
By segment, sales of ECB, AEC and HCB remained strong

(billion yen)

Japan/Overseas	FY2005 Q1 Actual(1)	FY2006 Q1 Actual(2)	Change From last year (2)/(1)	FY2006 Q1 Original target(3)	Change From Original target (2)/(3)
Japan	77.3	79.3	102.7%	81.2	97.7%
Overseas*	61.2	76.1	124.3%	73.8	103.1%
Total	138.5	155.4	112.2%	155.0	100.3%

* Overseas includes direct exports

By business	(1)	(2)	(2)/(1)	Original target(3)	(2)/(3)
IAB	64.6	71.8	111.1%	73.5	97.7%
ECB	22.6	26.9	119.3%	25.5	105.7%
AEC	17.5	21.5	122.9%	21.0	102.3%
SSB	15.6	13.9	89.4%	15.0	92.9%
HCB	12.4	15.1	121.5%	15.0	100.4%
Others	5.8	6.2	106.8%	5.0	123.7%
Total	138.5	155.4	112.2%	155.0	100.3%

Breakdown of Operating Income

IAB exceeded original target due to exchange rate and cost cutting
ECB and HCB remained strong, AEC was negative against original target

(billion yen)

By Business	FY2005 Q1 Actual(1)	FY2006 Q1 Actual(2)	Change From last year (2)/(1)	FY2006 Q1 Original target(3)	Change From Original target (2)/(3)
IAB	10.7	11.3	105.6%	11.1	101.8%
ECB	2.3	2.6	114.8%	2.1	125.9%
AEC	0.1	-0.8	-	0.1	-
SSB	-1.9	-1.8	-	-3.0	-
HCB	1.5	1.8	115.9%	1.1	163.0%
Others	0.6	0.3	55.3%	0.1	308.0%
HQ Cost/Elimination	-4.2	-3.9	-	-4.0	-
Total	9.1	9.5	104.6%	7.5	126.9%

Breakdown of Changes in Operating Income (comparison to previous year)

OMRON Sensing tomorrow™

Operating income increased from previous year due to net increase of sales and exchange rate gains despite investments for SG&A expenses for growth



(billion yen)
Q1/ 2005
9.1
Sales increase and Product mix
+7.2
Exchange profit
+1.5
Raw material
-1.4
Increase in manufacturing fixed cost
-2.3
Increase in SG&A expenses
-4.6
Increase in R&D expenses
±0
Q1/2006
9.5
Change in gross profit +5.0b
Change in operating income +0.4b

Breakdown of Changes in Operating Income (comparison to original target)

Operating income exceeded original target due to SG&A and R&D expenses reduction and exchange profit covered increase of raw material price


(billion yen)
Exchange profit
+1.4
Raw material
-0.8
Product mix
-1.6
Decrease in SG&A expenses
+1.0
Decrease in R&D expenses
+2.0
7.5
9.5
Change in gross profit
-1.0b
Change in operating income
+2.0b
Q1/2006 Target
Q1/2006 Results

IAB (Industrial Automation Business)

Sales : ¥71.8b ; Operating margin : 15.7%

Sales in Japan were negative against original target due to fall in reaction to strong demand at the end of the previous year . Overseas sales were basically in line with original target

(billion yen)

IAB	FY2005 Q1 Actual(1)	FY2006 Q1 Actual(2)	Change From last year (2)/(1)	FY2006 Q1 Original target(3)	Change From Original target (2)/(3)
Japan	32.0	33.0	103.1%	35.0	94.1%
Overseas	32.7	38.9	118.9%	38.5	100.9%
North America	5.4	7.5	140.7%	7.0	107.7%
Europe	17.5	19.8	113.2%	18.0	109.8%
Asia	3.0	3.2	108.6%	3.5	92.7%
China	5.7	6.7	117.5%	8.5	78.4%
Export	1.2	1.7	136.0%	1.5	110.6%
Total	64.6	71.8	111.1%	73.5	97.7%
Operating income	10.7	11.3	105.6%	11.1	101.8%
Operating income ratio	16.6%	15.7%		15.1%	

Sales by region


Asia 5%
China 9%
Export 2%
Japan 46%
Europe 28%
North America 10%

ECB (Electronic Components Business)

OMRON
Sensing tomorrow™

Sales : ¥26.9b ; Operating margin : 9.8%
Large size LCD Back light Business started full-scale operations

(billion yen)

ECB	FY2005 Q1 Actual(1)	FY2006 Q1 Actual(2)	Change From last year (2)/(1)	FY2006 Q1 Original target(3)	Change From Original target (2)/(3)
Japan	11.5	12.0	104.8%	12.3	97.5%
Overseas	11.1	14.9	134.2%	13.2	113.2%
North America	2.2	2.7	123.4%	2.8	97.9%
Europe	3.1	2.8	91.8%	2.6	108.9%
Asia	1.3	1.8	135.8%	1.6	114.3%
China	2.9	3.7	127.2%	4.2	88.6%
Export	1.6	3.8	245.1%	2.0	191.2%
Total	22.6	26.9	119.3%	25.5	105.7%
Operating income	2.3	2.6	114.8%	2.1	125.9%
Operating income ratio	10.2%	9.8%		8.2%	

Sales by region


Export
14%
China
14%
Japan
44%
Asia
7%
Europe
11%
North America
10%

AEC (Automotive Electronic Components Business)

omron Sensing tomorrow™

Sales : ¥21.5b ; Operating income was negative due to increasing cost for raw materials and delays in productivity improvement for some products

(billion yen)

AEC	FY2005 Q1 Actual(1)	FY2006 Q1 Actual(2)	Change From last year (2)/(1)	FY2006 Q1 Original target(3)	Change From Original target (2)/(3)
Japan	6.5	6.5	99.7%	6.5	100.1%
Overseas	10.9	15.0	136.8%	14.5	103.3%
North America	5.8	8.7	149.3%	8.2	105.8%
Europe	1.6	2.3	140.6%	2.2	104.0%
Asia	3.5	3.8	108.8%	4.0	95.6%
China	0.0	0.2	-	0.1	193.0%
Export	0.0	0.0	-	0.0	-
Total	17.5	21.5	122.9%	21.0	102.3%
Operating income	0.1	-0.8	-	0.1	-
Operating income ratio	0.4%	-		0.5%	

Sales by region



Asia 18%
China 1%
Export 0%
Japan 30%
Europe 11%
North America 40%

SSB (Social Systems Business)

OMRON
Sensing tomorrow™

Sales : ¥13.9b ; Operating income improved due to cost reduction

(billion yen)

SSB	FY2005 Q1 Actual(1)	FY2006 Q1 Actual(2)	Change From last year (2)/(1)	FY2006 Q1 Original target(3)	Change From Original target (2)/(3)
Japan	15.2	13.9	91.1%	14.4	96.4%
Overseas	0.3	0.0	14.5%	0.6	8.2%
North Americ	0.0	0.0	104.3%	0.1	49.0%
Europe	0.0	0.0	—	0.0	—
Asia	0.0	0.0	—	0.0	—
China	0.0	0.0	—	0.0	—
Export	0.3	0.0	0.1%	0.5	0.0%
Total	15.6	13.9	89.4%	15.0	92.9%
Operating income	-1.9	-1.8	—	-3.0	—
Operating income ratio	-	-	—	-	—

Sales by region


Japan
100%

HCB (Healthcare Business)

Sales : ¥15.1b ; Operating margin : 11.9%
Japan sales were basically in line with budget. Overseas sales remained strong due to sales growth in Europe

(billion yen)

HCB	FY2005 Q1 Actual(1)	FY2006 Q1 Actual(2)	Change From last year (2)/(1)	FY2006 Q1 Original target(3)	Change From Original target (2)/(3)
Japan	6.3	7.8	124.1%	8.0	98.1%
Overseas	6.1	7.2	118.7%	7.0	103.0%
North Americ	2.9	3.0	104.2%	3.5	85.3%
Europe	2.0	2.8	143.8%	2.2	127.8%
Asia	0.5	0.3	67.9%	0.3	111.3%
China	0.7	0.7	101.7%	0.9	80.2%
Export	0.1	0.4	714.0%	0.1	357.0%
Total	12.4	15.1	121.5%	15.0	100.4%
Operating income	1.5	1.8	115.9%	1.1	163.0%
Operating income ratio	12.5%	11.9%		7.3%	

Sales by region

China 5%
Asia 2%
Export 2%
Europe 19%
Japan 52%
North America 20%

Consolidated Balance Sheet

OMRON
Sensing tomorrow™

Due to reduction in total assets, shareholders' equity ratio increased from 61.6% at previous year-end to 64.8%

(billion yen)

	June 2005	March 2006	June 2006
Total Assets	570.3	589.1	556.9
Cash and cash equivalents	70.2	52.3	58.9
Notes and accounts receivable - trade	106.9	136.3	117.0
Inventories	70.3	75.0	87.4
Other current assets	30.5	28.8	29.5
Net Property, Plant and Equipment	155.3	167.6	150.8
Investments and Other Assets	137.1	129.1	113.3
Total Liabilities	259.9	226.2	196.3
Bank Loans / Current portion of L/T debt	24.5	2.8	2.9
Long-term debt	2.1	1.0	1.2
Other liabilities	233.3	222.4	192.2
Shareholders' Equity	310.4	362.9	360.6

Consolidated Statements of Cash Flows


omron
Sensing tomorrow™

Net cash provided by investing activities totaled ¥2.3b.
While Omron made investments for the future, it sold the land and buildings of the Tokyo Head Office.

(billion yen)

	FY2005 1Q	FY2006 1Q	FY2005
Net cash provided by operating activities	8.1	6.7	51.7
Net cash provided by (used in) investing activities	-11.6	2.3	-43.0
Free cash flow	-3.5	9.0	8.7
Net cash used in financing activities	-3.2	-3.6	-38.3
Effect of exchange rate changes	-3.8	1.2	1.3
Net increase (decrease)	-10.4	6.6	-28.3
Cash and cash equivalents at end of the period	70.2	58.9	52.3

3. Forecast for the Six Months Ending Sept. 30, 2006 And Forecast for the Full Year Ending March 31, 2007

Forecast of Consolidated Statements of Operations

OMRON Sensing tomorrow™

No change from initial budget

(billion yen)

	FY2005 1H Actual	FY2006 1H Forcasts	YOY Change %	FY2006 1H Target	Change from Original target %
Net sales	285.4	320.0	112.1%	320.0	100.0%
Gross profit	117.2	129.5	110.5%	129.5	100.0%
SG&A	73.2	81.5	111.4%	81.5	100.0%
R&D	24.7	28.0	113.3%	28.0	100.0%
'Daiko henjyo' *	11.9	0	-	-	-
Operating income	31.3	20.0	64.0%	20.0	100.0%
NIBT	31.8	22.0	69.3%	22.0	100.0%
NIAT	16.7	12.5	74.7%	12.5	100.0%

<Currency Rate> (yen)

USD	109.9	112.8	2.9	110.0	2.8
EUR	136.2	140.2	4.0	135.0	5.2

*'Daiko henjyo is return of substitutional portion of pension fund

*Assumption: The PL influence of the announced two M&A are not included

OMRON Sensing tomorrow™

FY2006

Forecast of Consolidated Statements of Operations

No change from initial budget

(billion yen)

	FY2005 Actual	FY2006 Forcasts	YOY Change %	FY2006 Original target	Change from Original target %
Net sales	626.8	700.0	111.7%	700.0	100.0%
Gross profit	253.4	282.0	111.3%	282.0	100.0%
SG&A	152.7	163.5	107.1%	163.5	100.0%
R&D	50.5	55.5	109.9%	55.5	100.0%
'Daikohenjyo'	11.9	-	-	-	
Operating income	62.1	63.0	101.4%	63.0	100.0%
NIBT	64.4	65.0	100.9%	65.0	100.0%
NIAT	35.8	37.5	104.9%	37.5	100.0%

<Currency Rate>

(yen)

USD	113.4	111.5	-1.9	110.0	1.5
EUR	138.2	137.8	-0.4	135.0	2.8

*Assumption: The PL influence of the announced two M&A are not included.

One of risk factors for the future

Sharp increase in the price of copper and silver from the end of March to May, 2006. Although the price dropped back in June, showing an upward tendency again


silver price
(yen/kg)
Silver
Copper
copper price
(yen/kg)
60,000
55,000
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
1,100
1,000
900
800
700
600
500
400
300
200
100
FY2003
FY2004
FY2005
FY2006



(Reference)

M&A

M&A

Strengthening the Safety Business

Acquisition of Scientific Technology Inc. (STI)

OMRON
Sensing tomorrow™

Creating a global market leader in safety products for factory automation
Acquisition of the leader of the North American safety devices

Consolidate in Q2

Background

Changes in society and customer needs: With social trend toward strengthening CSR on a global base, manufacturing industry needs are rapidly rising for safety as well as higher productivity

Expansion of safety components market: Annual global growth of 15%. Will reach ¥170b in FY2008. Necessary to combine diverse products for equipment safety.

Objective

1) **Enhancing product lineup and expanding business fields : Strengthening safety components and raising total solutions capability**

2) **Accelerating new product creation by strengthening development capability : Obtain optical application technology and robust response know-how to combine with sensing and control technology**

Target

Aim for top global share with sales of ¥30b in FY2008

FY05	FY06	FY07	FY08
¥10b			¥30b


M&A

Strengthening the Backlight Business

Acquisition of Pioneer Precision Machinery Corp.

Aim to become the world's top LCD backlight manufacturer by supplementing our strengths with a full small/medium/large-scale lineup

Consolidate in Q2

Screen size

Screen size	Low-end	High-end	<Application>
Large	TAMA Fine Opto	TAMA Fine Opto	LCD TVs Desktop monitors
Medium	New introduction of multi light source backlights	New introduction of multi light source backlights	Notebook PCs Car navigation systems Portable game consoles
Small	OMRON single light source	Improvement of visual quality	PDAs Digital cameras Mobile phones

Domain of Pioneer Precision

Function




omron
Sensing tomorrow™

Aiming for the Best Matching of Machines to Human Beings



OMRON Corporation



-Contacting us -

Finance and Investor Relations Headquarters
Investor Relations Department

Phone: +81-3-3436-7170
E-mail: omron_ir@omron.co.jp
URL: www.omron.co.jp



Progress of Key Strategic Themes
(1)Sales Growth in New Tech Fields

OMRON
Sensing tomorrow™

Raised March 2008 target to ¥82.0b from initial ¥68.0b.
Aiming for 166% growth, which is ¥56.9b in March 2007.



(billion yen)
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0
Products in New Tech Fields
IAB: Automated Optical Inspection Systems, etc.
ECB: Back light for LCD, etc.
ECB: MEMS Sensors, etc.
AEC: Laser radars for automobiles, etc.
GD2010 2nd stage Target
18.0b
160%
28.8b
119%
34.3b
6.9b
166%
56.9b
138%
9.5b
144%
82.0b
FY03
FY04
FY05
FY06
FY07

Progress of Key Strategic Themes
(2)Sales Growth in Greater China

OMRON
Sensing tomorrow™

27% increase YoY Change, but sales were below the original plan in Q1, FY2006


(MUSD)
1400
1200
1000
800
600
400
200
0
411
±0%
412
97
165%
676
137
124
197%
1330
Q1 FY2006 Actual
YoY Change 127%
Change from Original target 90%
FY04 Actual
FY05 Actual
FY06 Plan
FY07 Target